Filed Pursuant to Rule 253(g)(2)

File No. 024-10729

OFFERING CIRCULAR DATED OCTOBER 27, 2017

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

1938-C Columbia Avenue, Box 670,

Rossland, British Columbia, Canada, V0G 1Y0

250-362-7384

www.redresort.com

Up to 800,000 Class D USD$ Series Limited Partnership Units (the “Units” or “Class D Units”), at a price of $10.00 per Unit

SEE “OUR SECURITIES”

AT PAGE 41

Red Mountain Ventures Limited Partnership is offering a maximum of 800,000 Class D Units on a “best efforts” basis. The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) the date which is one year from this offering being qualified by the Commission, or (3) the date at which the offering is earlier terminated by us in our sole discretion. We may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to us.

We are concurrently offering up to 1,000,000 Class D CDN$ Series Limited Partnership Units for sale in a Canadian securities offering, in exchange for CDN$10.00 per unit. The maximum amount that may be raised in the aggregate, in both this offering and the Canadian offering, is the equivalent of US$8,000,000. In addition, if the equivalent of at least US$1,200,000 in subscriptions for USD$ Series and CDN$ Series Class D Units, in the aggregate, in both offerings, is not deposited into escrow on or before March 31, 2018 (the “Minimum Offering Period”), all subscriptions will be refunded to subscribers without deduction or interest. Subscribers have no right to a return of their funds during the Minimum Offering Period.

	Price to Public	Underwriting discount and commissions (1)	Proceeds to issuer (2)
Per share:	$10.00	$0.00	$10.00
Total Maximum:	$8,000,000	$0.00	$8,000,000

(1)	We do not intend to use commissioned sales agents or underwriters.
(2)	Does not include expenses of the offering, including, but not limited to, the costs of blue sky compliance, or costs of posting offering information on StartEngine.com, which we currently estimate to be $777,099, if this offering is fully subscribed. See “Plan of Distribution”.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

There is currently no trading market for our Class D Units.

These are speculative securities. Investing in our Class D Units involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 7.

Unless otherwise set forth herein, all dollar amounts are represented in US dollars. Any dollar amounts represented in Canadian dollars will be represented as “CDN$.”

Sales of these securities will commence after the offering statement filed with the Securities and Exchange Commission is qualified. We currently estimate that the sale of the securities will commence on approximately _____________________.

We are following the “Offering Circular” format of disclosure under Regulation A.

In this Offering Circular, the terms the “partnership,” “us” or “we” refers to Red Mountain Ventures Limited Partnership.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE PARTNERSHIP, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO OUR MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. WE DO NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

SUMMARY

This Offering Circular Summary highlights information contained elsewhere herein, and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class D Units, you should carefully read this entire Offering Circular, including our financial statements and related notes. You should consider among other information, the matters described under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Partnership

We are a limited partnership formed under the laws of British Columbia on May 14, 2004, and were established for the purpose of owning and operating, through our subsidiaries and affiliates, the RED Mountain Ski Resort at Rossland, British Columbia (the “RED Ski Resort”) and owning and developing surrounding real estate. Our General Partner is Red Mountain Ventures G.P. Ltd., which was incorporated under the laws of British Columbia on September 19, 2003 (the “General Partner”), and is responsible for our day-to-day management in accordance with the terms and conditions of the Red Mountain Ventures Amended and Restated Limited Partnership Agreement (the “Partnership Agreement”).

Located at the tip of the Monashee Mountain range in central British Columbia, RED Mountain is one of the last pristine and underdeveloped big mountain resorts in North America. The mountain is a skier’s paradise and beloved by a loyal following of outdoor enthusiasts. RED Mountain is blessed with a huge 3,000 foot vertical, long consistent fall line skiing on five majestic mountains, and a unique topography allowing 360 degree descents from Red, Granite and Grey peaks.

In addition to winter excitement, we have abundant spring, summer and fall activities catering to visitors who enjoy the beautiful scenery, hiking, biking, fly fishing, golf, boating, and relaxing in the mountain air. RED Mountain and Rossland are home to an extensive trail network in excess of 105 miles. The 20 mile 7 Summits trail is an International Mountain Biking Association EPIC trail that is world renowned for hiking and biking.

The Offering

We are offering up to 800,000 Class D USD$ Series Limited Partnership Units (the “Class D Units” or “Units”) for $10.00 per Unit.

We are concurrently offering up to 1,000,000 CDN$ Series Limited Partnership Units for sale in a Canadian securities offering, in exchange for CDN$10.00 per unit.

The maximum amount that may be raised in the aggregate, in both this offering and the Canadian offering, is the equivalent of US$8,000,000. If a total of the equivalent of US$1,200,000 in subscriptions for USD$ Series and CDN$ Series Class D Units in the aggregate in both offerings, is not deposited into escrow on or before March 31, 2018 (the “Minimum Offering Period”), all subscriptions will be refunded to subscribers without deduction or interest. Subscribers have no right to a return of their funds during the Minimum Offering Period.

The minimum investment is $1,000.00 (100 Class D Units).

Use of Proceeds

As currently contemplated, the proceeds of this offering and the concurrent Canadian offering will be used primarily to construct a new clubhouse and mountain cabins, remodel our main ski lodge and our day lodge, develop additional ski runs, build multi-use hiking and mountain biking trails, create an annual local academic scholarship, and for general working capital purposes.

RISK FACTORS

Investing in our Class D Units involves risk. In evaluating the partnership and an investment in the Class D Units, careful consideration should be given to the following risk factors, in addition to the other information included in this Offering Circular. Each of these risk factors could materially adversely affect our business, operating results or financial condition, as well as adversely affect the value of an investment in our Class D Units. The following is a summary of the risk factors that we currently believe make this offering speculative or substantially risky. We are still subject to all the same risks faced by all companies in our industry, and to which all such companies in the economy are exposed. These include risks relating to political and economic events and technological developments (such as cyber-security). You should consider general risks as well as specific risks when deciding whether to invest.

Unfavorable Weather Conditions

Our ability to attract visitors to our resort is influenced by weather conditions and the amount of snowfall during the ski season. In particular, the early season snow conditions and skier perceptions of early season snow conditions can influence the momentum and success of the overall season, including pre-season sales of season passes and frequency cards. Unfavorable weather conditions can adversely affect our operations as vacationers tend to delay or postpone vacations if conditions differ from those that typically prevail for a given season.

In addition, unseasonably warm weather may result in inadequate natural snowfall, which increases the cost of snowmaking, and could render snowmaking wholly or partially ineffective in maintaining quality skiing conditions. Excessive natural snowfall may materially increase the costs incurred for grooming trails and may also make it difficult for visitors to obtain access to RED Mountain.

In recent years, certain scientific communities have become concerned that global warming is occurring, although translating that general conclusion into predictions of specific regional and local climatic impacts is very difficult. A milder local climate at RED Mountain could give rise to shorter winter seasons. The effect of that kind of climate change would have an impact on us and our prospects and our financial condition, results of operations and cash flows which the General Partner is unable to quantify, but which could be material. Prolonged periods of adverse weather conditions, or the occurrence of such conditions during peak visitation periods, could have a material adverse effect on us and our performance and our financial condition, results of operations and cash flows.

Economic Downturn

Skiing and vacation travel are discretionary recreational activities with relatively high participation costs. A prolonged period of economic downturn could reduce consumer spending on recreational activities, result in declines in visits and revenue and could have a material adverse effect on us and our performance and our financial condition, results of operations and cash flows.

Seasonality of Operations

Resort operations are highly seasonal. Although the timing and the amount of snowfall can influence the number and type of skier visits, the majority of the skier visits are from the December holiday season to the end of February. Furthermore, a significant portion of revenue is generated on certain holidays, particularly Christmas/New Year, school spring breaks, and on weekends. Problems during these peak periods, such as adverse weather conditions, access route closures or equipment failures, could have a material adverse effect on us and our performance and our financial condition, results of operations and cash flows. The operating results for any particular quarter are not necessarily indicative of the operating results for a subsequent quarter or for the full fiscal year.

Our Business is Subject to Risks Related to Currency Fluctuations.

Currency variations can contribute to variations in sales because volatility in foreign exchange rates can impact our customers’ willingness to purchase lift passes. For example, an increase in the value of the Canadian dollar compared to the United States dollar or euro may make our prices less attractive to American and European skiers, respectively.

US Investors Will be Subject to Risks Related to Currency Fluctuations

All of our revenues and operating expenses are recorded in Canadian dollars. A significant fluctuation in the Canada/U.S. exchange rate could therefore have a significant impact on our results of operations when shown in United States dollars. In addition, the value of an investment in our Units will fluctuate as the U.S. dollar rises and falls against the Canadian dollar. Our decision to declare a distribution depends on results of operations reported in Canadian dollars. As a result, U.S. and other investors seeking U.S. dollar total returns, including increases in the Unit price, are subject to foreign exchange risk as the U.S. dollar rises and falls against the Canadian dollar.

Capital Expenditures

We operate in a capital-intensive industry and we have made significant capital expenditures to establish our competitive position. There can be no assurance that we will have adequate funds, from internal or external sources, to make all planned or required capital expenditures. A lack of available funds for such capital expenditures could have a material adverse effect on our ability to implement our operating and growth strategies.

Competition

We operate in a competitive industry. We compete with mountain resort areas in the United States, Canada and Europe for destination visitors and with several ski areas in the region. New mountain resorts that may be developed in the region around RED Mountain may lead to increased regional competition. We also compete with other worldwide recreation resorts, including warm-weather resorts, for vacation guests outside the traditional ski season.

Our major North American competitors include the major Colorado and Utah ski areas, the Lake Tahoe mountain resorts in California and Nevada, the Quebec and New England mountain resorts and certain ski areas in the Canadian Rockies and the British Columbia Coast Mountains. Our competitive position is dependent upon many diverse factors such as our proximity to population centers, availability and cost of transportation to the resorts, including direct flight availability by major airlines, pricing, snowmaking capabilities, type and quality of skiing offered, duration of the ski season, prevailing weather conditions, quality of golf facilities, the number, quality and price of related services and lodging facilities, and the reputation of the resort. In addition, there is a move towards consolidation of ski resorts in the US and Canadian ski industries, which may provide our competitors with cost efficiencies, that enable them to reduce prices and attract visitors away from independent ski resorts such as ours.

Dependence on Key Employees

Our success depends in part on our senior management. The unanticipated departure of any key member of the senior management team could have a material adverse effect on us and our prospects and our financial condition, results of operations and cash flows.

Dependence on a Seasonal Workforce

Our operations are highly dependent on a large seasonal workforce. We recruit year-round to fill hundreds of seasonal staffing needs each season and work to manage seasonal wages and the timing of the hiring process to ensure the appropriate workforce is in place as needed. We cannot guarantee that material increases in the cost of securing our seasonal workforce will not be necessary in the future. Furthermore, we cannot guarantee that we will be able to recruit and hire adequate seasonal personnel as our business requires. Increased seasonal wages or an inadequate workforce could have an adverse impact on our results of operations and our prospects and the financial condition, results and operations and cash flows.

Adequacy of Insurance Coverage

Upon completion of this offering, we and the General Partner will be insured against property damage, business interruptions and general liability. There can be no assurance that such insurance will remain available to us or the General Partner at commercially reasonable rates or that the amount of such coverage will be adequate to cover any liability incurred by us or the General Partner. If we or the General Partner are held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of that coverage, we and our performance and our and the General Partner’s financial condition, results of operations and cash flows could be materially adversely affected.

Litigation or Governmental Investigations

In the ordinary course of their business, we, the General Partner, or either of us, may in the future be named, as a defendant or defendants in legal proceedings resulting from incidents taking place at our ski resort. We and the General Partner may also be the subject of governmental investigations from time to time. Litigation and governmental investigations can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings or governmental investigations are difficult to predict. An unfavorable resolution of lawsuits or governmental investigations could have a material adverse effect on us and our prospects, and our and the General Partner’s financial condition, results of operations or cash flows.

Safety and Accident Risk

The safety of guests and employees is a major concern and focus for all of our managers and employees. By the nature of our activities, we are exposed to the risk that guests or employees may be involved in accidents during the use, operation, or maintenance of ski lifts, rides and other resort facilities. While we are diligent in checking that all equipment is designed, manufactured, installed, operated, and maintained in strict compliance with current standards, so that under normal conditions, or conditions reasonably predictable by a professional, normal safety standards are respected, there are inherent risks associated with the RED Ski Resort activities. Our guests or employees may be involved in accidents during the use, operation, or maintenance of ski lifts, rides and other resort facilities. Although we have devised and implemented emergency plans to mitigate the consequences in case of serious accident, no assurance can be made that we are prepared for all possible accidents or unforeseen incidents.

Environmental Laws and Regulations

We are subject to a variety of Canadian federal, provincial and local environmental laws and regulations including those relating to emissions to the air, discharges to water, storage, treatment and disposal of wastes, land use, remediation of contaminated sites, climate change and protection of natural resources. Certain kinds of future expansions of our facilities would require us to carry out environmental assessments and apply for government approvals which may require prior consultations with First Nations (Canadian aboriginal organization) to be carried out. Such proposals may not be approved or may be approved with modifications that substantially increase the cost or decrease the desirability of implementing the project. Our facilities are also subject to risks associated with mold and other indoor building contaminants. From time to time, our operations are subject to inspections by environmental regulators or other regulatory agencies. We are also subject to worker health and safety requirements as well as to land use criteria and potential remediation obligations applicable to the presence of regulated substances. Management believes that our operations are in compliance with applicable environmental, health and safety requirements in all material respects. However, efforts to comply do not eliminate the risk that we may be held liable, incur fines or be subject to claims for damages, and that the amount of any liability, fines, damages or remediation costs may be material for, among other things, the presence or release of regulated materials at, on or emanating from properties we now own or formerly owned or operated, newly discovered environmental impacts or contamination at or from any of our properties, or changes in environmental laws and regulations or their enforcement. Liability for any fines, penalties, damages or remediation costs or changes in environmental laws or regulations could have a material adverse effect on us and our performance, financial conditions, results of operations and cash flows.

Leisure and Business Travel

Our business is sensitive to the willingness of our guests to travel. Acts of terrorism, the spread of contagious diseases, regional political events and developments in military conflicts in areas of the world from which we draw our guests could depress the public’s willingness to travel and cause severe disruptions in both domestic and international air travel and consumer discretionary spending. This could reduce the number of visitors to the resort and have an adverse effect on us. Many of our guests travel by air and the impact of higher prices for commercial airline services and availability of air services could cause a decrease in visitation by destination guests to the resort.

Also, many of our guests travel by vehicle and higher gasoline prices could adversely impact our guests’ willingness to travel to our resort. Higher cost of travel may also affect the amount that guests are willing to spend at the resort and could negatively impact our revenue, particularly for lodging, ski school, dining and retail/rental. A decrease in leisure and business travel could have a material adverse effect on us and our performance, financial condition, results of operations and cash flows.

Impact of Natural Disasters

A severe natural disaster, such as a forest fire, flood, landslide or an avalanche, may interrupt our operations, damage our properties and/or reputation and reduce the number of guests who visit us. Damage to properties could take a long time to repair and there is no guarantee that we or the General Partner would have adequate insurance to cover the costs of such a repair. Furthermore, such a disaster may interrupt or impede access to our affected properties or require evacuations and may cause visits to the affected properties to decrease for an indefinite period. The ability to attract visitors to the RED Ski Resort is also influenced by the aesthetics and natural beauty of the outdoor environment where the resort is located. A severe forest fire or other severe impacts from naturally occurring events could negatively impact the natural beauty of RED Ski Resort and have a long-term negative impact on guest visitation as it would take several years for the environment to recover. A severe natural disaster could have a material adverse effect on us and our performance, financial condition, results of operations and cash flows.

Privacy Laws and Guest Information

We collect personally identifiable information relating to our guests for various business purposes, including marketing and promotional purposes. The integrity and privacy of our guests’ information is important to us and guests have a high expectation that we will adequately protect their personal information. The regulatory environment governing privacy laws is increasingly demanding and privacy laws continue to evolve and on occasion may be inconsistent from one jurisdiction to another. Maintaining compliance with applicable privacy regulations may increase our operating costs and/or adversely impact our ability to market our products, properties and services to our guests. Furthermore, our non-compliance with applicable privacy regulations (or in some circumstances non-compliance by third parties engaged by us), breach of security on systems storing our guest data, a loss of guest data or fraudulent use of guest data could adversely impact our reputation or result in fines or other damages, litigation and regulatory investigations.

Credit Card Risk

We transmit confidential credit card information in connection with our various guest services, including our lift operations, food and beverage operations, rental operations, retail operations, ski school operations and other operations. Third parties may have the technology or know-how to breach the security of this customer information, and our security measures and those of our technology vendors may not effectively prevent others from obtaining improper access to this information. Any security breach could expose us to risks of data loss, litigation and liability and could seriously disrupt our operations and any resulting negative publicity could significantly harm our reputation.

Trademarks and Brand Value

Our trademarks and tradenames are an important component of our business and our continued success depends in part upon our continued ability to use these trademarks to increase brand awareness and further develop the “RED” brand in both domestic and international markets. The unauthorized use of these trademarks could diminish the value of the “RED” brand and its market acceptance, competitive advantages or goodwill, which could adversely affect our business. Litigation may be necessary to enforce our or the General Partner’s intellectual property rights or to determine the validity and scope of the proprietary rights of others. Additionally, a negative public image or other adverse events which become associated with the “RED” brand could adversely affect us and our prospects and the financial condition, results of operations and cash flows of us and the General Partner. The advent of the Internet and accessibility of social media may also give disgruntled visitors and contracting counterparties increased ability to adversely affect our brand and reputation.

We Rely on Leases and Licenses from the Canadian Government to Operate the RED Ski Resort.

Approximately 3,550 acres of RED Ski Resort is held by RMR Acquisition Corp., pursuant to various leases and licenses from the Canadian government, which have been entered into pursuant to an Operating Agreement dated August 14, 2002, between us and Her Majesty The Queen In Right of The Province of British Columbia, which expires on November 30, 2051. If we were to default on the Operating Agreement or the underlying leases or licenses, the government could suspend our rights under the Operating Agreement to obtain further leases and licenses and/or terminate the Agreement and any leases and licenses granted to us thereunder, which could have a material adverse effect on us and our performance, financial condition, results of operations and cash flows, and require us to cease our operations.

Existing Debt

We concurrently have three secured debt facilities, which are secured by a substantial portion of the real property we hold in fee simple. If we were to default on any of the credit facilities and the lenders were to foreclose on our properties, we may be unable to continue to operate our business.

If We Cannot Raise Sufficient Funds, We May Require Additional Capital Infusions

We are offering Class D Units in the amount of up to US$8,000,000 in the aggregate in both this offering and the concurrent Canadian offering, but may sell much less. Even if the maximum amount is raised, we may need additional funds in the future in order to sustain and grow our operations, and if we cannot raise those funds for whatever reason, including reasons outside our control, such as another significant downturn in the economy, we may not survive. If we do not sell all of the Class D Units we are offering, we may need to find other sources of funding in order to develop our business.

Terms of Subsequent Financings May Adversely Impact Your Investment

We may need to engage in equity, debt, or preferred unit financing in the future. Your rights and the value of your investment in the Class D Units could be reduced. Interest on debt securities could increase costs and negatively impact operating results. Additional preferred units could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. The terms of preferred units could be more advantageous to those investors than to the holders of Class D Units. In addition, if we need to raise more equity capital from the sale of equity, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment.

Limited Liquidity

There is no formal marketplace for the resale of our securities. Class D Units may be traded in the United States to the extent any demand and/or trading platform(s) exists. However, there is no guarantee there will be demand for the Class D Units, or a trading platform that allows you to sell them. We do not have plans to apply for or otherwise seek trading or quotation of our Class D Units on an over-the-counter market. In addition, we must consent to any transfer of the Class D Units, and any transfer to a Canadian resident or the resident of any other country, is subject to the securities laws of the jurisdiction in Canada or such other country in which such transferee resides, and compliance with the applicable resale restrictions in such jurisdiction. Investors should assume that they may not be able to liquidate their investment for some time.

DILUTION

Dilution means a reduction in value, control or earnings of the Units an investor owns.

Immediate dilution

An early-stage company typically sells its securities to its founders and early employees at very low prices because, in most cases, they provide services to the business but are not paid market wages. Likewise, when a business is seeking financing to begin its operations, the prices at which it may sell its securities to early investors, often family members or friends, are low (collectively, we refer to the founders and early private placement investors as the “Primary Investors”). Later in its development, when the business seeks cash investments from new, unrelated investors, like you, the new investors often pay a higher price for their units than the price paid by the Primary Investors. This means that the book value per Class D Unit you purchase is diluted because the book value per unit of all the units is the same, but you paid more for your units than the Primary Investors paid for their units.

The historical net tangible book value of the Class D Units as of April 30, 2017, was a deficit of $($7,091,191), or $(0.84) per Class D Unit. The following table illustrates the per unit dilution in United States dollars (as converted from Canadian dollars based on the US-Canadian dollar exchange rate of 1 Canadian dollar for each 0.80 US dollar, as of August 1, 2017), to new investors in this Offering, assuming the sale of, respectively, 100%, 75%, 50%, 25% and 15% of the Class D Units (US$ Series) offered for sale in this offering (after deducting our estimated offering expenses):

	100%	75%	50%	25%	15%
Amount raised	$8,000,000	$6,000,000	$4,000,000	$2,000,000	$1,200,000
Price per unit	$10.00	$10.00	$10.00	$10.00	$10.00
Units issued	800,000	600,000	400,000	200,000	120,000
Class D Units to be issued as compensation to certain employees and executive officers	2,310	2,310	2,310	2,310	2,310
Capital raised	$8,023,100	$6,023,100	$4,023,100	$2,023,100	$1,223,100
Less: Offering costs	$777,099	$652,648	$528,197	$403,746	$353,966
Net offering proceeds	$7,246,001	$5,370,452	$3,494,903	$1,619,354	$869,134

Net tangible book value per unit prior to offering	$(0.84)	$(0.84)	$(0.84)	$(0.84)	$(0.84)
Increase (decrease) per share attributable to new investors	$0.85	$0.65	$0.43	$0.21	$0.11
Net tangible book value per unit after offering	$0.02	$(0.19)	$(0.41)	$(0.63)	$(0.72)
Dilution per unit to new investors ($)	$9.98	$10.19	$10.41	$10.63	$10.72
Dilution per unit to new investors (%)	99.8%	101.9%	104.1%	106.3%	107.2%

As a result of the conversion in July 2017, of $17,954,705 in loans, and a waiver of accrued interest, owed by RMR into Class C Units and Class C2 Units, there has been a substantial increase in the net tangible book value of the Units.

Future Dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the partnership. An investor’s stake in us could be diluted due to us issuing additional units. In other words, if we issue more units, the percentage of the partnership that you own will go down, even though the value of the partnership may go up. You will own a smaller piece of a larger partnership. This increase in number of units outstanding could result from a securities offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), or by conversion of certain instruments (e.g. convertible bonds, preferred units, options or warrants) into units.

If we decide to issue more units, you could experience value dilution, with each Class D Unit being worth less than before, and control dilution, with the total percentage you own being less than before. There may also be earnings dilution, with a reduction in the amount earned per Class D Unit.

The type of dilution that hurts early-stage investors most occurs when a partnership sells more units in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

·	In June 2014 Bob, invests $20,000 for units that represent 2% of a partnership valued at $1 million.

·	In December, the partnership is doing very well and sells $5 million in units to venture capitalists at a valuation (before the new investment) of $10 million. Bob now owns only 1.3% of the partnership but his stake is worth $200,000.

·	In June 2015, the partnership has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Bob now owns only 0.89% of the partnership and his stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into units. If the convertible notes have a conversion price less than the price you paid for the Class D Units, the holders of the convertible notes will get more units for their money than new investors. One of our lenders has the right to convert CDN$1,000,000, plus any interest that accrues thereon, into Class C Units at a conversion price of CDN$8.86 per Class C Unit, which if converted, would result in dilution of the investors in this offering.

If you are making an investment expecting to own a certain percentage of the partnership or expecting each unit to hold a certain amount of value, it’s important to realize how the value of those units can decrease by actions taken by the partnership. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

PLAN OF DISTRIBUTION

We are offering a maximum of 800,000 Class D Units. If a total of the equivalent of US$1,200,000 in subscriptions for USD$ Series and CDN$ Series Class D Units in the aggregate in both this offering and in our concurrent Canadian offering (the “Minimum Offering Amount”) is not deposited into escrow on or before March 31, 2018 (the “Minimum Offering Period”), all subscriptions will be refunded to subscribers without deduction or interest. Subscribers have no right to a return of their funds during the Minimum Offering Period.

We are not selling the Class D Units through commissioned sales agents or underwriters. We will use our existing website, www.redresort.com, to provide notification of the offering. Persons who desire information will be directed to www.StartEngine.com, a website owned and operated by an unaffiliated third party that provides technology support to issuers engaging in Regulation A offerings.

We will pay StartEngine Crowdfunding, Inc., for its services in hosting the offering of the Class D Units on its online platform. This compensation consists of $70.00 per investor (the “Platform Fees”), and a warrant to purchase a number of Class D Units determined by dividing (i) the product of (a) the number of individual investors for which StartEngine will receive a Platform Fee times (b) $100.00, by (ii) 30% of the issue price to the investors, having an exercise price of $10.00 per Unit. Start Engine does not directly solicit or communicate with investors with respect to offerings posted on its site, although it does advertise the existence of its platform, which may include identifying a broad selection of issuers listed on the platform.

Our Offering Circular will be furnished to prospective investors in this offering via download 24 hours a day, 7 days a week on the startengine.com website.

We intend to offer our securities in all states. We are attempting to take the necessary regulatory steps to register or qualify us or our agents to offer our securities in Texas, Florida, Nebraska, Arizona, New Jersey and North Dakota, and will not sell in those states unless we are able to register or qualify.

Investors’ Tender of Funds

After the Offering Statement has been qualified by the Securities and Exchange Commission, we will accept tenders of funds to purchase the Class D Units. Once we have received the Minimum Offering Amount, we may close on investments on a “rolling” basis (so not all investors will receive their Class D Units on the same date). The funds tendered by potential investors will be held by Prime Trust, the escrow agent, and will be transferred to us upon each closing. A closing will occur each time we accept funds. Upon closing, funds tendered by investors will be made available to us for our use. These funds may not be enough to execute our intended use of proceeds or even to cover the costs of this offering.

Process of Subscribing

Upon qualification of this Offering by the SEC, prospective investors who have submitted non-binding indications of interest on the StartEngine.com website, will be given the opportunity to confirm that they would like to subscribe to our offering.  Each prospective investor will receive an automated message from StartEngine indicating:

•	that the offering is open for investment;
•	they may convert their reservation into an investment;
•	they may view the offering on our campaign page on Startengine.com; and
•	if they are still interested in investing they need to click on the 'Invest Now' button at the top of our campaign page on Startengine.com.

The information provided is fairly basic and points back to our campaign page on StartEngine.com. The campaign page will have a link to the SEC HTML qualified version of our offering circular. The "Invest Now" button will take prospective investors to our subscription agreement for completion and submission to us for review.

The subscription agreement, which incorporates a Canadian “Risk Acknowledgement” form, in order to invest, can only be completed on www.StartEngine.com. The subscription agreement includes a representation by you to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence). The subscription agreement must be delivered to us and you may transfer funds for the subscribed amount in accordance with the instructions stated in the subscription agreement.

Prospective investors who have not previously submitted a non-binding indication of interest on the Startengine website may subscribe to purchase Units through StartEngine.com by clicking on the Invest Now button and completing a subscription agreement.

We have agreed to pay FundAmerica LLC, a technology service provider, and Prime Trust, an escrow company, (i) a one-time escrow fee of $500, (ii) $395 for bad actor checks, (iii) a service set up and license fee of $500 per month, (iv) a monthly escrow fee of $25, (v) an accounting and system API license fee of $12.50 per transaction, (vi) $2 per domestic investor for anti-money laundering checks, and $5 for United Kingdom investors (up to $60 for other international investors), (vii) a cash management fee of 0.0025% of funds processed, and (viii) any applicable fees for fund transfers (ACH $0.50, check $10, wire $15 or $35 for international). In addition, if we accept credit card payments for subscriptions, the credit card charges will be approximately 4% of the subscription amount, with an approximately 6 month holding period of approximately 6% of the subscription amount, all of which amounts will be deducted from the proceeds of this Offering.

Refund if Minimum Subscription Amount is Not Received

If the equivalent of at least US$1,200,000 in subscriptions for USD$ Series and CDN$ Series Class D Units, in the aggregate, in both this Offering and the concurrent Canadian offering, is not deposited into escrow on or before March 31, 2018 (the “Minimum Offering Period”), we expect that all subscriptions will be refunded to subscribers without deduction or interest, by April 10, 2018. Subscribers have no right to a return of their funds during the Minimum Offering Period.

Closings

We may close on investments on a "rolling" basis (so not all investors will receive their Units on the same date). We intend to hold the initial closing (provided the Minimum Offering Amount is deposited into escrow after the offering has been qualified) on or about November 1, 2017.  Thereafter, we expect to hold closings on a monthly basis, however, the General Partner, in its discretion, may hold closings more frequently.  The General Partner also has the discretion to determine the amount to be sold before each subsequent closing.  Subscribers should expect to receive their securities within 48 hours after the closing of their subscription.  Subscribers will not have the right to the return of funds after the Minimum Offering Amount has been reached.

USE OF PROCEEDS

We estimate that if the maximum aggregate amount is raised in both this offering and the Canadian Offering (US$8,000,000), the net proceeds of the offerings will be approximately US$7,222,901, after deducting the estimated offering expenses of approximately US$777,099 (including, payment to StartEngine, FrontFundr (the Canadian portal through which we are conducting our Canadian offering) FundAmerica LLC, Prime Trust, marketing, legal and accounting professional fees and other expenses). The offering proceeds were calculated in Canadian dollars and converted to US dollars based on the US-Canadian dollar exchange rate as of August 1, 2017 (1 Canadian dollar for each 0.80 US dollar).

The table below shows in US dollars, the estimated combined net proceeds we would receive from this offering and the Canadian offering assuming the sale of 15%, 25%, 50%, 75% and 100% of the Class D Units we are offering in both offerings. There is no guarantee that we will be successful in selling the maximum aggregate amount of Class D Units.

	100%	75%	50%	25%	15%
Gross Proceeds	$8,000,000	$6,000,000	$4,000,000	$2,000,000	$1,200,000
Total Offering Expenses	$777,099	$652,648	$528,197	$403,746	$353,966
Net Proceeds to the Company	$7,222,901	$5,347,352	$3,471,803	$1,596,254	$846,034

The table below sets forth the manner in which we intend to use the combined net proceeds we receive from this offering and the Canadian offering assuming the sale of 15%, 25%, 50%, 75% and 100% of the Class D Units we are offering in both offerings. The amounts below were calculated in Canadian dollars and converted to US dollars based on the US-Canadian dollar exchange rate as of August 1, 2017 (1 Canadian dollar for each 0.80 US dollar).

	100%	75%	50%	25%	15%
Clubhouse and Overnight Cabins on Grey or Granite Mountain	$1,600,000	$1,600,000	$1,600,000	$876,254	$846,034
Remodel Paradise Lodge	$720,000	$720,000	$720,000	$720,000	$-
Additional runs on Kirkup	$80,000	$80,000	$80,000	$-	$-
Multi-use Trail	$80,000	$80,000	$80,000	$-	$-
Academic Scholarship	$64,000	$64,000	$64,000	$-	$-
Entry to Day Lodge	$600,000	$600,000	$600,000	$-	$-
Administration Building behind Day Lodge	$480,000	$480,000	$247,803	$-	$-
Parking Lot Expansion	$80,000	$80,000	$80,000	$-	$-
General Working Capital	$3,518,901	$1,643,352	$-	$-	$-
TOTAL:	$7,222,901	$5,347,352	$3,471,803	$1,596,254	$846,034

We reserve the right to change the above use of proceeds if management believes it is in our best interests.

The allocation of the net proceeds of this offering and the Canadian offering set forth above represents our estimates based upon our current plans, assumptions we have made regarding the industry, general economic conditions and our future revenues and expenditures.

Investors are cautioned that expenditures may vary substantially from the estimates above. Investors will be relying on the judgment of our management, who will have broad discretion regarding the application of the proceeds from this offering and the Canadian offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including, but not limited to, market conditions, cash generated by our operations, business developments and the rate of our growth. We may find it necessary to re-allocate portions of the net proceeds reserved for one category to another, to use portions of the proceeds from the offerings for other purposes, or to reduce the scope of or cancel certain projects referenced above, and we will have the broad discretion to do so.

In addition, we may use working capital for further improvements on RED Mountain and to repay a portion of institutional debt ahead of schedule in order to reduce debt servicing costs.

In the event that we do not raise the entire amount we are seeking, we may attempt to raise additional funds through private offerings of our securities or by borrowing funds.

OUR BUSINESS

This discussion should be read in conjunction with the other sections of this Offering Circular, including, but not limited to, "Risk Factors," "Use of Proceeds" and the Financial Statements attached and the related exhibits. The various sections of this discussion contain a number of forward-looking statements, all of which are based on our current expectations and could be affected by the uncertainties and risk factors described throughout this Offering Circular.

Red Mountain Ventures Limited Partnership was formed on May 14, 2004 under the laws of British Columbia. We are a vertically integrated organization that owns and operates RED Ski Resort and its various departments including, food and beverage, retail, equipment rental, ski school, guest services, lift operations, marketing and accounting. We also own and operate property management and real estate operations, which include land development and real estate sales and construction.

Our Resort

Located at the tip of the Monashee Mountain range in central British Columbia, RED Mountain is one of the last pristine and underdeveloped big mountain resorts in North America. The mountain is a skier’s paradise and beloved by a loyal following of outdoor enthusiasts. RED Mountain is blessed with a huge 3,000 foot vertical, long consistent fall line skiing on five majestic mountains, and a unique topography allowing 360 degree descents from Red, Granite and Grey peaks.

In addition to winter excitement, we have abundant spring, summer and fall activities catering to visitors who enjoy the beautiful scenery, hiking, biking, fly fishing, golf, boating, and relaxing in the mountain air. RED Mountain and Rossland are home to an extensive trail network in excess of 105 miles. The 20 mile 7 Summits trail is an International Mountain Biking Association EPIC trail that is world renowned for hiking and biking.

In 2017, in anticipation of the opening of The Josie, a 106 unit boutique hotel, at the base of RED Mountain, which is owned and will be operated by a third party, we launched a new four season brand called the GET LOST Adventure Centre. Its tagline, “Unplug and Play” at Red Mountain Resort, is purpose-built for getting folks off their phones and out into an adventure they’ll remember for life, whether that involves a first time cross country tour or a refresher on fly fishing. GET LOST is designed as a booking engine to bring together the Rossland region’s best guides and gear under one umbrella of services. Our seamless digital platform allows guests to book activities from anywhere. Prices, duration, and guide bios are all assembled under one site that takes the adventure out of booking and makes purchasing painless and in line with our digital world. Ultimately, we expect that GET LOST will have activities including, but not limited to, white water rafting, horseback riding, golf, hiking, cycling, canoeing, kayaking, fly fishing on the famous Columbia River and lake fishing on the Kootenay Lake, Arrow Lake and Slocan Lake.

Our Subsidiaries

We conduct our operations through the following subsidiaries:

•	RMR Acquisition Corp. RMR Acquisition Corp. (“RMR”), our wholly owned subsidiary, owns the real property comprising the RED Ski Resort and the office furniture and equipment located at our business offices. RMR, directly or indirectly, through a number of subsidiaries and affiliates, has an ownership interest in certain real estate surrounding the RED Ski Resort.

•	Red Resort Limited Partnership. Red Resort Limited Partnership is a wholly owned subsidiary of RMR and operates the RED Ski Resort. Red Resort Limited Partnership owns the assets related to our mountain operations (buildings, lifts and associated equipment).

•	Leroi Acquisition Corp. Leroi Acquisition Corp. is a wholly owned subsidiary of RMR and operates our retail and equipment rental operations.

•	Red Property Management Ltd. Red Property Management Ltd. is a wholly owned subsidiary of RMR and provides reservations and property management services for the rental units at the base of RED Mountain.

We also own or are partners in the following entities, which currently conduct immaterial operations:

•	Hannah Creek Limited Partnership: Hannah Creek Limited Partnership owns certain real property in Rossland, British Columbia, which was to be subdivided and developed into approximately 50 condominium units contained in two three to five story buildings and related infrastructure. RMR owns a 50% interest in this partnership and third party investors own the remaining 50% interest. This partnership is currently inactive.

•	Slalom Creek Limited Partnership: Slalom Creed Limited Partnership developed property located in the central base area of the RED Ski Resort into 67 condominium units which have since been sold. RMR owns approximately a 46.5% interest in the partnership and third party investors own the remaining 53.5% interest. This partnership is currently inactive.

•	That Seventies Project Limited Partnership / That Seventies Project Development Ltd.: That Seventies Project Limited Partnership beneficially owns and subdivided real property for sale near the base of the RED Ski Resort through its wholly-owned subsidiary, That Seventies Project Development Ltd. The subdivided lots are marketed as the “Caldera” development. RMR owns a 50% interest in That Seventies Project Limited Partnership and third party investors own the remaining 50% interest.

•	Red Development Co. Ltd.: Red Development Co. Ltd., a wholly-owned subsidiary of RMR, acts as general partner to Hannah Creek Limited Partnership and Slalom Creek Limited Partnership. In addition, it provides research and investigative services to assist with feasibility analyses of potential future projects at RED Mountain, including further marketing of the Caldera residential subdivision, the potential development of an 82-90 pillow youth hostel, and an additional 64 unit condominium project.

•	Red Resort Properties Ltd. Red Resort Properties Ltd., a wholly owned subsidiary, is inactive.

The chart below sets out our corporate structure:

Red Mountain Ventures
Entity Organization Chart

Class A Unit
50% SH
Red Mountain Ventures GP Ltd.
50% SH
Class B Unit
49.995% LP
0.01% GP
49.995% LP
Red Mountain Ventures LP
100% SH
Leroi Acquisiton Corp.
100% SH
RMR Acquisition Corp.
100% SH
Red Resort Properties Ltd.
100% "A" SH
14.78 "B" SH
100% SH
Red Property Management Ltd.
100% SH
Red Resort GP Ltd.
99.99% LP
50% "B" LP
49.99% "A" LP
100% SH
Red Development Company Ltd
46.49% "A" LP
100% CE Units
Hannah Creek Investors
Slalom Creek Advisors
7.00% "A" LP
Slalom Creek Investors
50% "B" LP
0.01% GP
0.01% GP
46.50% "B" LP
Snowed In Investors
0.01% GP
Red Resort Limited Partnership
Hannah Creek Limited PArtnership
Slalom Creek Limited Partnership
85.22%"B" SH
70's Project Investors
50% "A" LP
That Seventies Project LP
Snowed In Entertainment Inc.
100% SH
Nowhere Special Social Lounger Ltd.
100% SH
That Seventies Project
3217922 Nova Scotia
100% PE Units
Cole CLP GP Co.
100% GP Units
William Cole Hotel LP 1

Management

Our General Partner, Red Mountain Ventures G.P. Ltd., was incorporated on September 19, 2003, under the laws of British Columbia, and is responsible for our day-to-day management. Information about the officers and directors of our General Partner can be found under “Directors, Executive Officers and Significant Employees”.

Employees

During ski season (mid-December through early April) we have approximately 146 full-time and 115 part-time employees. During the off season (mid-April through mid-December), we have approximately 28 full-time and 1 part-time employees.

Environmental Laws and Regulation

We are subject to a variety of Canadian federal, provincial and local environmental laws and regulations including those relating to emissions to the air, discharges to water, storage, treatment and disposal of wastes, land use, remediation of contaminated sites, climate change and protection of natural resources. For further discussion, see “Risk Factors – Environmental Laws and Regulations.”

Competition

We operate in a competitive industry. We compete with mountain resort areas in the United States, Canada and Europe for destination visitors and with several ski areas in North America. For further discussion, see “Risk Factors – Competition.”

Intellectual Property

We have Canadian trademarks on certain of our designs and logos. Our trademarks and tradenames are an important component of our business and our continued success depends in part upon our continued ability to use these trademarks to increase brand awareness and further develop the “RED Mountain” brand in both domestic and international markets.

Litigation

We are involved in two lawsuits as plaintiffs.  In the first lawsuit, we filed claims against the manufacturer of the Grey Mountain Chairlift and certain parties involved in the installation of the chairlift, for alleged faulty engineering and installation that required significant reconstruction and repairs in 2015. We also have filed a construction defect lawsuit against the contractor and certain other parties involved in constructing a retaining wall on our property.

OUR PROPERTY

RED Ski Resort consists of 4,200 acres, including approximately 650 acres of entitled development land owned in fee simple by RMR Acquisition Corp., our wholly owned subsidiary, and approximately 3,550 acres held by RMR Acquisition Corp., pursuant to various leases and licenses from the Canadian government, which have been entered into pursuant to an Operating Agreement dated August 14, 2002, between us and Her Majesty The Queen In Right of The Province of British Columbia, which expires on November 30, 2051. See “OUR PROPERTY –Material Terms of the Province Operating Agreement” for a description of the material terms of the Operating Agreement.

RED Ski Resort

RED Ski Resort is improved with the following material buildings related to our ski and mountain activity operations:

•	A 27,375 square foot lodge at the base of RED Mountain, known as our Day Lodge, contains food and beverage operations (cafeteria and bar), a conference center, offices, a guest services center, a retail store, rental and service shops, and rental lockers.

•	A 2,400 square foot facility which houses our vehicle and lift maintenance equipment.

•	A 400 square foot snowmaking control room.

•	A 4,100 square foot lodge (Paradise Lodge) which serves as a food and beverage facility.

•	3,440 square feet of temporary office space and staff rooms.

Since we acquired RED Mountain in 2004, we have made a number of improvements to the RED Ski Resort and the surrounding base area including the following:

•	New Silverlode Chairlift & Expanded Beginner Terrain: In December 2007, we opened the Dopplemayr CTEC Quad Chairlift. The quad chairlift, which replaced the previous Silverlode chair, was aligned to access the new beginner and intermediate terrain which spans over 100 acres.

•	Terrain Park: Between 2007 and 2008, we renovated and opened our new and improved terrain park, with features that include a sound system, new jumps and a skier/boarder-cross.

•	Magic Carpet: In Fall 2007, the magic carpet was extended and relocated, allowing for a more gradual slope for beginners and easy access from the Snow Sports School. In addition, the T-bar is now easily accessible from the top of the magic carpet.

•	Snow Sports School Relocation: In Fall 2007, we relocated our Snow Sports School to a new stand-alone building adjacent to the magic carpet.

•	Snowshoe Loops: In 2011, we improved our snowshoe loops to provide a wide variety of activities for athletes of all levels.

•	Renovation and Expansion of the Historic Day Lodge: In 2011, we conducted a CDN$2.7 million base lodge renovation and expansion.

•	Grey Mountain Terrain Expansion: In 2014, we invested CDN$2.02 million on a new chairlift and developing ski runs on Grey Mountain, which opened up 1,000 additional acres of new ski terrain.

•	Legacy Training Centre: In 2014-2015, we invested CDN$2.2 million in a state of the art Techno Alpine snowmaking system for the first phase of the new Legacy Training Centre. In 2015, we further expanded the snowmaking system at the top of RED Mountain.

•	Get Lost Adventure Centre: In 2016, we opened the Get Lost Adventure Centre.

Condominium, Housing and Hotel Development at RED Mountain

The zoning plan approved by the City of Rossland in April of 2005, provides for the entitlement of approximately 1,400 homes within the base area of RED Mountain, most of which are slope-side, and 94 detached homes mid-mountain. The approved zoning plan affords us the flexibility to build a mix of condominium, town-home, single-family home, and commercial space. To date, we have managed over CDN$50 million in development projects and sold over CDN$16 million in land parcels for the construction of residential units. We acted as the general partner and development manager of the CDN$31 million, 67-unit Slalom Creek condominium project.  To date, 220 residential units and over 7,000 square feet of commercial space have been developed. Our entitlements currently permit the development of approximately 950 additional residential units.

To date, the following condominium and hotel projects have been developed by us and/or third parties:

•	Slalom Creek Condo Development: Completed in December 2007, Slalom Creek added 67 ski-in/ski-out condominium units at the base of RED Mountain and features 2- and 3-bedroom units ranging from 1,100 square feet to 1,700 square feet. Slalom Creek also includes spacious common areas and a private, secure 85-stall underground parking garage making it easier for residents and their guests to enjoy RED Mountain’s world-renowned terrain and a host of on-mountain destination activities. All Slalom Creek condo units have been sold.

•	Morning Star and TMP Compound Development: The Morning Star development features 18 luxury suites while the TMP Compound features 10 units at the base of RED Mountain with a strong focus on green building techniques. The underlying real estate was sold by RMR to third parties in 2006 and the project was completed at the end of 2008.

•	Josie Hotel: We expect the new Josie Hotel to open at the base of RED Mountain in the first half of 2018. We believe it will be one of the first architecturally unique hotels to be built at a major ski resort in North America in over a decade. It is expected to include a modern, 106-room boutique hotel, a restaurant, bar, conference and meeting rooms, a large function deck, a spa, and an outdoor slope-side pool. The Josie Hotel is owned and will be operated by a third party. RMR sold the underlying real estate to third parties in October 2007.

Our real estate division has remained in a holding pattern over the last two fiscal years. Our land sale activity has been minimal during the last two fiscal years, however, we have recently seen expressions of interest regarding some of our land holdings.  We are in early discussions regarding a proposed joint venture of a modern 82-90 pillow youth hostel pursuant to which we would potentially sell or contribute a subdivided lot in our lower parking as the site for the hostel and potentially act as the general partner of the joint venture and as developer of the project.

Various parcels of our real properties secure various loans. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Debt and Credit Facilities.”

Material Terms of the Province Operating Agreement

Pursuant to the Operating Agreement dated August 14, 2002, between us and Her Majesty The Queen In Right of The Province of British Columbia, which expires on November 30, 2051, we have leased certain portions of the land comprising the RED Mountain Resort in exchange for a fee equal to 1% of our annual gross revenue.  The gross revenue percentage is subject to increases of up to an aggregate of 1% of Gross Revenue, as additional specified terrain on the mountain becomes accessible by ski lift.  The Province may, at its discretion, increase the annual percentage of gross revenue payable as a fee, by up to the lesser of (1) 50% of the percentages described above, and the highest percentage which may be applied by the Province under the Commercial Alpine Skiing Policy.  The current percentage rate specified by the Commercial Alpine Skiing Policy is 2% of gross revenue.  As a result of the accessibility of one of the specified additional areas of terrain on RED Mountain by a new ski lift, the fee percentage has been increased by 0.03%.  Therefore, the current annual fee is equal to 1.3% of our Gross Revenue.

The Province has the right to, terminate the Agreement and pursue damages against us, if we, among other things, default on the payment of the annual license fee and fail to cure such default within 30 days after a written notice of default is sent to us, or we fail to observe any covenants or obligations under the Operating Agreement and fail to cure the same within 60 days after written notice of such failure is provided to us.   Any permanently erected improvements on the property shall remain the property of the Province upon termination of the Operating Agreement.  We may not sell, assign or transfer our rights under the Operating Agreement without the prior written consent of the Province, which consent may not be unreasonably withheld.  There is no renewal provision in the Operating Agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto included elsewhere in this Offering Circular.  Our fiscal year end is April 30th. Our financial statements are prepared in accordance with International Financial Reporting Standards, which may differ from US Generally Accepted Accounting Principles.

Overview

We own and operate the RED Ski Resort in Rossland, British Columbia. We also own, and are developing, certain real estate surrounding RED Mountain, however, our real estate development activities have been in a holding pattern over the last two fiscal years, except for the sale of one residential lot during each of fiscal 2016 and fiscal 2017.

We earn our revenues in five principal categories. In order of their contribution, they are: lift tickets and season passes, food and beverage sales, retail sales and equipment rental, property management and real estate sales. Our property management revenues are derived from property management services rendered to the owners of condominiums at the base of RED Mountain.

Our single largest source of revenue is the sale of lift tickets (including season passes) which represented approximately 59% and 58% of total revenues for fiscal 2017 and 2016 respectively. Lift ticket revenue is driven by the volume of lift tickets and season passes sold and their pricing. Most of our season pass products are sold before the start of the ski season.

The cost structure of our operations has a significant fixed component with variable expenses including, but not limited to, retail and food and beverage cost of sales, labor, power and utilities. As such, profit margins can fluctuate based on the level of revenues.

The timing and duration of favorable weather conditions impact our revenues in regard to the timing and number of skier visits. Though the amount of snowfall early in the ski season does encourage skier visits, our ski resort has snowmaking capabilities in the event that the natural snowfall is insufficient. Cold weather, however, is essential to a successful ski season. There is no way to predict favorable weather conditions in the future. We sell season passes prior to the start of the ski season to help mitigate any negative effects that unfavorable weather may have on our revenues.

We have recently experienced two of our most successful ski seasons since current ownership of RED Mountain was acquired in 2004. Compared to an average of the previous best four seasons since 2004, in the 2015/16 ski season we had an 8% increase in guest visits, and in the 2016/17 ski season, we had a 21% increase in guest visits. There can be no assurance that these results represent a trend or are indicative of future results.

In addition to our ski resort operations, we are now focusing on the other three seasons of the year and extending the RED brand to four-season activities. This effort began in December 2015, with the creation of the Get Lost Adventure Centre. Get Lost has a permanent location at the base of RED Mountain as well as a centralized on-line booking engine offering year-round concierge services for such recreational activities as mountain biking, mountaineering, fishing and trail rides in conjunction with established operators in the Kootenay region. We believe that the Four Star, 106 room Josie Hotel (opening 2018), at the base of RED Mountain, which is owned and will be operated by a third party, will likewise aim to position itself as a true four-season resort and will take advantage of the activities offered at Get Lost. These activities, along with events, conferences and weddings, are expected to generate additional revenue and profits.

Results of Operations

Revenues

Our overall revenue for fiscal 2017, was $6,532,166, a 20% increase compared to $5,441,204 for fiscal 2016. The increase in revenue was primarily due to increased skier visits of 15,000, or 13%, and increased prices for, among other things, lift tickets, season passes and certain food and beverage items.

Lift ticket and season pass revenue for fiscal 2017, was $3,883,567, a 24% increase compared to $3,135,534 for fiscal 2016.

Food and beverage revenue for fiscal 2017, was $1,080,916, a 15% increase compared to $937,447 for fiscal 2016.

Retail sales and equipment rental revenue for fiscal 2017, was $613,136, a 16% increase compared to $526,850 for fiscal 2016.

Property management revenue for fiscal 2017, was $576,199, a 7% increase compared to $538,647 for fiscal 2016.

Real estate sales revenue for fiscal 2017, was $83,475, a 37% increase compared to $60,918 for fiscal 2016. We sold one residential lot during each such fiscal year.

Other revenue for fiscal 2017, was $294,873, a 22% increase compared to $241,808 for fiscal 2016. Other revenue is comprised of ski school, day care services and facilities rentals.

Cost of Goods Sold

Cost of goods sold for fiscal 2017, was $814,568, a 1% increase compared to $805,374 for fiscal 2016.

Gross Profits

As a result of the foregoing, gross profit was $5,717,598 for fiscal 2017, a 23% increase compared to $4,635,830 for fiscal 2016.

Operating Expenses

Our overall operating expenses for fiscal 2017, were $5,831,694, a 10% increase compared to $5,324,394 for fiscal 2016. The increases in most of the expense categories described below are commensurate with the 13% increase in skier visits in fiscal 2017.

Labor and labor related expenses for fiscal 2017, were $2,869,543, an 8% increase compared to $2,652,940 for fiscal 2016.

Depreciation expense for fiscal 2017, was $635,882, a 5% decrease compared to $664,590 for fiscal 2016. The decrease is primarily due to the nature of declining depreciation.

Selling and marketing expenses for fiscal 2017, were $135,162, a 1% increase compared to $133,446 for fiscal 2016.

Equipment rental and lease expenses for fiscal 2017, were $235,695, a 15% decrease compared to $276,907 for fiscal 2016. The decrease is primarily attributable to paying off an equipment lease.

Property taxes for fiscal 2017, were $69,810, a 10% decrease compared to $77,103 for fiscal 2016. The decrease is primarily attributable to payment received for communications sites located on Red Mountain.

General and administrative expenses for fiscal 2017, were $1,867,602, a 23% increase compared to $1,519,408 for fiscal 2016.

Income (Loss) from Operations

Net loss for fiscal 2017, was $114,096, an 83% improvement compared to $688,564 for fiscal 2016. The loss includes depreciation expense of $653,882, which is a non-cash item and therefore not a typical operating expense.

Other Expenses

Interest expense for fiscal 2017, was $3,766,250, a 43% increase compared to $2,625,936 for fiscal 2016. The increase is primarily attributable to the nature of accruing compound interest and to unfavorable changes in foreign exchange rates between 2017 and 2016. As a result of the conversion in July 2017, of $17,954,705 in loans owed by RMR into Class C Units and Class C2 Units, interest expense for fiscal 2017, will be reduced by approximately $1,660,392.

Net Loss

Net loss for fiscal 2017, was $3,880,346, a 17% increase compared to $3,314,500 for fiscal 2016. The increased loss is primarily attributable to interest expense, the majority of which were accrued. As noted above, as a result of the conversion of certain loans, annual interest expenses will be substantially reduced.

Liquidity and Capital Resources

Principal Sources of Cash

Our available cash is the highest in our fourth fiscal quarter primarily due to the seasonality of our resort business, and the sale of season passes for the next ski season. We had $912,578 in cash and cash equivalents at April 30, 2017, compared to $1,247,601 at April 30, 2016. We experienced lower liquidity levels at the end of fiscal 2017, because the season pass loan program provided by a local credit union, transferred the proceeds of season pass sales after the end of fiscal 2017, whereas in fiscal 2016, the proceeds were received before the fiscal year end.

We currently anticipate that cash flow from operations will continue to provide a significant source of our operating needs.  We expect that our liquidity needs for the near term and the next fiscal year will be met by continued use of operating cash flows (primarily those generated in our third and fourth fiscal quarters), and the proceeds of this offering and our concurrent Canadian offering.

Significant Uses of Cash

Our cash uses currently include operating expenditures and capital expenditures for assets to be used in operations. We have historically invested significant cash in capital expenditures for our resort operations and expect to continue to invest in the future. Resort capital expenditures for fiscal 2017, were approximately $284,500, compared to $1,140,200 for fiscal 2016. The greater expenditures during fiscal 2016 are attributable primarily to upgrades to the Grey chairlift and additional snowmaking equipment.

We had two significant capital projects in fiscal 2017 and fiscal 2016. We invested $49,475 and $264,233 in fiscal 2017 and 2016, respectively, in improving our ski runs and snow making capabilities, which included the acquisition of additional snowmaking equipment. We also invested $207,660 and $589,926 in fiscal 2017 and 2016, respectively, in improving our ski lift system, which included upgrading and reengineering one of our existing ski lifts.

Debt Conversion.

In July 2017, certain lenders to RMR, converted an aggregate of CDN$23,694,824 in loans owed by RMR into 2,674,359 of our Class C Units and 2,674,359 of our Class C2 Units.

Debt and Credit Facilities.

The table below sets forth our outstanding long-term debt and credit facilities, in Canadian dollars.

Description of Long Term Debt	Interest Rate (per annum, compounded annually)	Repayment Terms	Principal and Interest Outstanding as of August 1, 2017

Secured Loan in the amount of $1,200,000 provided to RMR by Community Futures Development Corporation.	Prime Rate plus 4% (6.95% as of August 1, 2017)	RMR is required to make a principal payment of $10,000 on August 15, 2017 followed by 11 monthly blended principal and interest payments of $10,000, followed by 12 monthly payments of $14,000, followed by 60 monthly payments of $27,938.75, with the final payment being made on July 1, 2024.	CDN$1,515,160.53

Secured Loan in the amount of $400,000 provided to RMR by Community Futures Development Corporation.	Prime Rate plus 4% (6.95% as of August 1, 2017)	RMR is required to make blended principal and interest payments of $4000 per month until February 1, 2019, followed by 36 monthly payments of $6,000, and lump sum payments of $100,000 on February 29, 2020, $100,000 on February 28, 2021, and $42,989.72 on February 28, 2022.	CDN $439,611.42

Secured loan in the amount of $1,000,000 provided to RMR by SIDIT pursuant to the SIDIT Credit Agreement.	8%	The principal balance together with all accrued and unpaid interest is due and payable on April 18, 2019. If RMR prepays the outstanding balance prior to the due date, at SIDIT’s sole election, SIDIT may accept the prepayment or elect to convert the prepayment into Class C Units at a conversion price of CDN$8.86 per Class C Unit.	CDN $1,353,583.81

Unsecured loan in the amount of $1,000,000 provided to RMR by Western Economic Diversification in April, 2011.	0%	RMR is required to make principal payments of $4,000 per month until March 31, 2020, and to also make periodic lump sum payments as follows: $186,000 on March 31, 2018; $186,000 on March 31, 2019; and $126,771 on March 31, 2020.	CDN $626,771.00

Description of Long Term Debt	Interest Rate (per annum, compounded annually)	Repayment Terms	Principal and Interest Outstanding as of August 1, 2017

Secured Loan in the amount of $1,500,000 provided to RMR by Community Futures Development Corporation.	Prime Rate plus 4% (6.95% as of August 1, 2017)	RMR is required to make blended principal and interest payments of $40,000 per month from November 15, 2017 to April 15, 2018, followed by 53 monthly payments of $12,000 commencing November 15, 2018 and ending March 15, 2023, and to make lump sum payments of $300,000 on November 15, 2018, $400,000 on November 15, 2020, and $364,532.91 on April 15, 2023.	CDN$1,585,577.75

Bank of Montreal secured overdraft line of credit facility provided to RMR in the principal amount of $450,000.	Prime rate plus 1.5% (4.45% as of August 1, 2017)	Interest is calculated and charged in any month when RMR makes use of this line of credit (or overdraft). The interest charged to the operating account depends on the amount the account has gone into overdraft and the length of time the account is in an overdraft position. Repayments of principal are made at the discretion of RMR.	CDN$0

Community Futures Development Corporation of Greater Trail Loans

Community Futures Development Corporation of Greater Trail (“Community Futures”) has provided three loans to RMR, totaling CDN$3,100,000. The first loan was made to RMR on August, September and October of 2010 in the aggregate principal amount of CDN$1,200,000, bearing interest at the prime rate plus 4%, maturing on July 1, 2024, and secured by one parcel of land (“Lot 4”), which consists of part of the parking lot at the base of RED Mountain. The purpose of the loan was for the expansion and renovation of the base lodge at RED Mountain, including the addition of a conference center. The second loan was made to RMR in November 2013, in the principal amount of CDN$400,000, bearing interest at the prime rate plus 4%, maturing on February 28, 2022, and secured by Lot 4. The purpose of the loan was for the purchase and installation of the Grey Mountain chairlift in 2013. The third loan was made to RMR on August, September and October of 2014 in the principal amount of CDN$1,500,000, bearing interest at the prime rate plus 4%, maturing on April 15, 2023, and secured by Lot 4. The purpose of the loan was for the purchase of a snowmaking system on RED Mountain as part of the creation of the Legacy Race Training Centre. As of August 1, 2017, the balance of principal and interest owing under all three loans is CDN$3,540,350.

SIDIT Credit Agreement

Pursuant to the SIDIT Credit Agreement dated August 16, 2013, which was entered into among SIDIT, as lender, RMR, as borrower, and us, as covenantor, SIDIT agreed to provide RMR with a CDN$1,000,000 non-revolving term credit facility (the “SIDIT Credit Facility”) for the purpose of constructing a ski chairlift on Grey Mountain. The entire CDN$1,000,000 available under the SIDIT Credit Facility has been advanced. The principal advanced under the SIDIT Credit Facility accrues interest at a rate of 8% per annum, calculated daily and compounded annually. RMR also paid an application fee to SIDIT in the amount of CDN$20,000. As of August 1, 2017, the balance of principal and interest owing is CDN$1,353,584.

At SIDIT’s sole election, all or part of the principal amount owing under the SIDIT Credit Facility together with accrued interest may be converted into Class C Units at any time upon 15 days prior written notice to us, at a conversion price of CDN$8.86 per Class C Unit.

All amounts owing under the SIDIT Credit Facility are to be repaid on April 18, 2019, however, RMR may without bonus or penalty, prepay the outstanding principal under the SIDIT Credit Facility in whole or in part, provided that SIDIT has the right to exercise conversion of such prepayment into Class C Units in lieu of the prepayment. As of the date of this Offering Memorandum, SIDIT has made a non-binding commitment to extend the maturity date of the SIDIT Credit Facility to April 18, 2024 and reduce the interest rate to 6%.

The amounts owing under the SIDIT Credit Agreement are subordinated to amounts owing to Community Futures Development Corporation of Greater Trail.

In connection with the SIDIT Credit Facility, RMR granted SIDIT (a) a collateral mortgage on certain real properties, together with an assignment of rents securing the debt obligations of RMR to SIDIT; (b) a general security agreement over all of RMR's personal property, together with an "all present and after-acquired personal property" financing statement registered in the British Columbia Personal Property Registry; (c) an insurance certificate with respect to certain real property which evidences the insurance required by the SIDIT Credit Agreement and shows the collateral agent, if any, as loss payee; and (d) an Assignment of Liability and Fire Insurance in favor of the collateral agent, if any, and SIDIT.

Western Economic Diversification Canada Loan

Western Economic Diversification Canada made an unsecured, interest-free loan to RMR on April 2011, in the principal amount of CDN$1,000,000, maturing on March 31, 2020. The purpose of the loan was for the expansion and renovation of the base lodge at RED Mountain Resort, including the addition of a conference center. As of August 1, 2017, the balance of principal owing is CDN$626,771.00.

Bank of Montreal Overdraft Line of Credit Facility

The Bank of Montreal (the “BMO”) has provided an overdraft credit facility to RMR in the principal amount of CDN$450,000, bearing interest at prime plus 1.5%, and secured by a vacant lot directly below the Morning Star development. When RMR’s operating bank account balance reaches zero, the BMO Line of Credit Agreement allows RMR to draw checks or make withdrawals of up to CDN$450,000. Interest is calculated and charged by BMO in any month when RMR makes use of this line of credit (or overdraft). The interest charged to the operating account is dependent upon the amount the account has gone into overdraft and the length of time the account is in an overdraft position. Repayments of principal are made at the discretion of RMR. The credit facility is to be used for general working capital. As of August 1, 2017, the balance of principal and interest owing under this credit facility is zero.

Related Party Loan

In order to have the Paradise Lodge, high performance rental and Piste Off retail operations remodeled in time for the winter 2017-18 ski season, a short term loan in the amount of CDN$500,000 was made to RMR on approximately July 7, 2017 by Jeff Busby, a director of the General Partner. The loan is book-entry only, unsecured and bears interest at 6% per annum, compounded annually.

Long Term Objectives

Our long term objectives are to (a) complete this Offering, (b) attain a stable level of 175,000 skier visits annually, (c) establish RED Mountain as a four season activity destination, and (d) secure additional sales of real property to residential or commercial developers.

Short Term Objectives

Our objectives and anticipated actions for the next 12 months are discussed below. The amounts in the table below were calculated in Canadian dollars and converted to US dollars based on the US-Canadian dollar exchange rate as of August 1, 2017 (1 Canadian dollar for each 0.80 US dollar).

Project	Target Completion Date	Estimated Cost
Complete this Offering	March 31, 2018	See “Use of Proceeds”
Building a new clubhouse, and overnight on-mountain cabins	November 2018	$1,600,000
Remodeling the Paradise Lodge, high performance rental and retail operations	November 2017	$720,000
Parking lot expansion	November 2017	$80,000
Additional run development for expanded cat skiing on Mount Kirkup	November 2018	$80,000
Building a multi-use trail for hiking and mountain biking from the base area to the top of Grey Mountain connecting to the Seven Summits trail system	November 2018	$80,000
Creating an annual local academic scholarship fund for higher education	November 2018	$64,000
Construction of formal entry to south side of Day Lodge from highway	November 2018	$600,000
Construction of Administration Building behind Day Lodge	November 2019	$480,000

The time and cost to complete these events cannot be confirmed and there is no assurance that any of these events will occur within the targeted dates or at all within the anticipated cost. In addition, the completion of these events is based, in part, on our ability to raise the full amount of proceeds we are seeking in this offering and our concurrent Canadian offering. We may find it necessary to re-allocate portions of the net proceeds reserved for one category to another, to use portions of the proceeds from the offerings for other purposes, or to reduce the scope of or cancel certain projects referenced above, and we will have the broad discretion to do so.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

We are managed by our General Partner, Red Mountain Ventures G.P. Ltd., formed under the laws of British Columbia on September 19, 2003. The following table sets forth information about the General Partner’s executive officers and directors:

Name	Position	Term of Office	Age

Howard I. Katkov	Chief Executive Officer and Director President	October 2003 – Present October 2003 - May 2015	67

Donald J. Thompson	Director and Corporate Secretary President Vice President, Resort Planning and Development	October 2003 – Present May 2015 – Present September 2005 – May 2015	61

Kevin Magnall	Director Chief Financial Officer	March 2017 – Present June 2017 - Present	61

Joshua J. Fox	Director	January 2016 - Present	47

Jeff Busby	Director	June 2004 - Present	56

Howard I. Katkov, has served as a Director and Chief Executive Officer of the General Partner since October 2003. Between October 2003 and May 2015, he served as President of the General Partner. Mr. Katkov, businessman and previously an attorney and real estate developer, has developed, constructed and sold approximately 2,500 single and multi-family residential units valued at over $400 million. He is an entrepreneur at heart who has founded and sold several companies, including Sassaby-Jane Cosmetics which was acquired by The Estée Lauder Companies for approximately $65 million. Mr. Katkov currently oversees the operations of the RED Ski Resort and real estate development activities.

Donald J. Thompson, has served as a Director and Corporate Secretary of the General Partner since October 2003, and as President of the General Partner since May 2015. He previously served as Vice President, Resort Planning and Development of the General Partner, from September 2005 through May 2015. Mr. Thompson has been instrumental in managing over $50 million of development projects at the base of RED Mountain. Before joining us, Mr. Thompson led development planning teams with The Aspen Skiing Company at Snowmass, Colorado, Vail Resorts at Keystone Resort, Colorado, and Intrawest at Copper Mountain Resort, Colorado. He has over 25 years of resort planning development and operations experience.

Kevin Magnall, has served as a Director of the General Partner since March 2017, as Chief Financial Officer since June 1, 2017, and as controller since November 1999. Mr. Magnall is a graduate of the Simon Fraser University Cooperative Program in Accounting and qualified as a Chartered Accountant in 1988. He has 25 years of experience in the ski industry. Previously, Mr. Magnall held positions as Ski Patrol Director, Assistant General Manager, and Finance and Administration Manager at other British Columbia ski resorts. Mr. Magnall’s responsibilities include all aspects of financial management, analysis and reporting; budgeting; taxation; human resources; insurance and risk management.

Joshua J. Fox, has served as a Director of the General Partner since January 2016. He has served as Managing Director, Head of Real Estate, Lodging and Leisure for Stout Risious Ross in New York, New York, since May 2015. Prior to his present position, Mr. Fox was co-founder of Underwood, Fox & McClintock (2012-2015) and prior to that, was the Director, Investment Banking – Real Estate, Lodging, Leisure and Homebuilding Group for Houlihan Lokey (2004-2012). Mr. Fox has a unique expertise in the ski resort industry where he managed the refinancing of more than $1 billion of debt for Intrawest Resorts, as well as managing the sale of Copper Mountain Ski Resort, Camelback Mountain Resort, Mountain High, and the recent refinancing of Big Sky Resort. Mr. Fox received his BBA from University of Michigan School of Business and a Juris Doctorate from Columbia University School of Law.

Jeff Busby, has a served as a Director of the General Partner since 2008. He has served as Executive Director and as a member of the Executive Committee at Brandes Investment Partners, L.P. since 2008, where he contributes to strategic decisions and guides the firm toward its vision and objectives. He also contributes to the investment process at Brandes as a member of the Investment Oversight Committee. Mr. Busby received his BS in chemical engineering from Northwestern University and his MBA in finance from the University of California, Berkeley. He is a member of the CFA Society of San Diego and has 25 years of investment experience.

Except for employment agreements described in “Compensation of Directors and Executive Officers,” there are no arrangements or understandings between our executive officers and directors and any other persons pursuant to which the executive officer or director was selected to act as such. There are no family relationships between any director or executive officer.

Shareholders Agreement of the General Partner

The Shareholders’ Agreement for the General Partner was entered into on May 14, 2004, among the General Partner and its shareholders, as amended March 22, 2012. The Shareholders’ Agreement sets out the manner in which the business and affairs of the General Partner are to be conducted, the manner in which the operations of the General Partner shall be financed and the respective rights and obligations of the shareholders of the General Partner.

Pursuant to the Shareholders’ Agreement, the directors of the General Partner are authorized to, amongst other things: (i) adopt and implement an annual business plan; (ii) approve any financial statements; (iii) allot, reserve, redeem, and pay any dividends on, shares of the General Partner; and (iv) make investments and incur liabilities and expenditures on our behalf. Certain fundamental corporate changes require approval of the shareholders of the General Partner by ordinary resolution or special resolution, depending on the circumstances.

The board of directors of the General Partner is comprised of five (5) directors, three (3) of which may be nominated by the class A shareholders of the General Partner and two (2) of which may be nominated by the class B shareholders of the General Partner. Subscribers of Class D Units will not receive shares in the General Partner and will not be party to the Shareholders’ Agreement; accordingly, Class D Unit holders will not have the right to nominate any directors of the General Partner.

Other notable terms in the Shareholders’ Agreement include: (a) a pre-emptive right on share issuances; (b) a right of first refusal in favor of shareholders in the event that any shareholder of the General Partner desires to sell the shares owned by it; (c) piggy-back rights in the event that a sale of shares would result in a change of control of the General Partner; (d) a carry-along requirement in the event shareholders holding at least 75% of the shares of the General Partner wish to accept a bona fide offer from an arm’s length third party for all of the shares of the General Partner requiring all shareholders to tender their shares to such offer; and (e) a shotgun requirement whereby any shareholder can make an offer to purchase all of the outstanding shares owned by the remaining shareholders, which the remaining shareholders can either accept or reject. If any of the remaining shareholders reject the offer, such objecting shareholders can then, in turn, purchase the offering shareholder’s shares on the same terms and conditions made by the offering shareholder. The Shareholders’ Agreement may only be amended or terminated by (i) special resolution of the class A shareholders, (ii) special resolution of the class B shareholders, and (iii) the written consent of the Company, with all three of items (i), (ii) and (iii) being required in order to make any such amendment or termination effective.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The table below reflects the annual compensation of each of the three highest paid persons who were executive officers or directors of the General Partner, during the fiscal year ended April 30, 2017:

Name	Capacities in which compensation received	Cash Compensation	Other Compensation	Total Compensation
Howard I. Katkov (1)	CEO	US$430,000	0	US$430,000

Donald J. Thompson (2)	President & Secretary	CDN$158,000	0	CDN$158,000

Kevin Magnall (3)	Chief Financial Officer	CDN$85,000	0	CDN$85,000

(1)	Mr. Katkov is a party to an employment agreement that terminates on April 30, 2022, under which he is entitled to receive a salary of US$430,000 per annum until April 30, 2018, and a salary of US$350,000 per annum thereafter. Mr. Katkov will receive 1,000 Class D Units as a bonus (including associated tiered rewards, with the exception of lift tickets and passes) upon completion of this Offering. Effective Spring 2015, Mr. Katkov assumed the responsibilities of two management individuals (VP, Sales and VP, Marketing) who ceased to be employed by the General Partner and were earning at that time, estimated aggregate collective compensation of $375,000 per year. The amount anticipated in 2018 for Mr. Katkov, does not reflect any bonuses that may also be paid.
(2)	Mr. Thompson is a party to an employment agreement that terminates on April 30, 2022, under which he is entitled to receive a salary of CDN$166,000 per annum. Mr. Thompson will receive 1,000 Class D Units as a bonus (including associated tiered rewards, with the exception of lift tickets and passes) upon completion of this Offering.
(3)	Mr. Magnall is a party to an employment agreement that terminates on April 30, 2022, under which he is entitled to receive a salary of CDN$85,000 per annum until April 30, 2018, and CDN$90,000 per annum until April 30, 2019, with $5,000 per annum increases for each year thereafter. Mr. Magnall will receive 1,000 Class D Units as a bonus (including associated tiered rewards, with the exception of lift tickets and passes) upon completion of this Offering.

The directors do not receive any compensation for their service as a director.

The General Partner is reimbursed by us for all costs and expenses incurred by it in the operation of our business on a monthly basis and any advance by the General Partner to us, together with interest thereon at the rate charged to the General Partner from time to time by its banker, including, without limitation, administrative and overhead expenses and the cost of such professional, technical, administrative and other services and advice as the General Partner considers necessary.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information as of August 1, 2017, regarding the beneficial ownership of our Class A Units, Class B Units, Class C Units and Class C2 Units, which are our only classes of outstanding units, as of such date, by (i) each person whom we know owned, beneficially, more than 10% of any class of our outstanding units, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the units listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to units beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership		Amount and nature of beneficial ownership acquirable	Percent of Class
Class A Units	Howard I. Katkov PO Box 670 Rossland, BC. V0G 1Y0	532,000		0	37.37%
	Donald J. Thompson PO Box 670 Rossland, BC. V0G 1Y0	266,000	(1)	0	18.68%
	Patricia Marshall Thompson PO Box 66 Rossland, BC. V0G 1Y0	266,000	(1)	0	18.68%
	Jim Greene 2001 Silver King Road Nelson, BC V1L 1C8	266,000	(2)	0	18.68%
	All directors and officers as a group (3 persons)	805,000		0	75.23%

Class B Units	Jeff Busby 11988 El Camino Real, Suite 600 San Diego, CA. 92191-9048	1,383,787	(3)	0	81.72%
	All directors and officers as a group (2 persons)	1,385,537		0	81.83%

Class C Units	Jeff Busby	2,413,696	(3)	0	90.25%
	All directors and officers as a group (1 person)	2,413,696		0	90.25%

Class C2 Units	Jeff Busby	2,413,696	(3)	0	90.25%
	All directors and officers as a group (1 person)	2,413,696		0	90.25%

(1)	Owned by Blacklock Holdings Inc. Donald Thompson, a director and officer of the General Partner, owns directly or indirectly 50% of the voting shares of Blacklock Holdings Inc. Patricia Marshall Thompson owns the remaining 50% of the voting shares of Blacklock Holdings, Inc.
(2)	Units owned by 390594 Alberta Limited, which is owned and controlled by Jim Greene.
(3)	Units owned by Value Powder Corporation. Jeff Busby, a director of the General Partner, is the trustee of the Juice Trust which owns directly or indirectly 63.1% of the voting shares of Value Powder Corporation. The sole beneficiary of the Juice Trust is the Busby Children’s Trust, all of the beneficiaries of which are the children of Jeff Busby, and the trustee of which is Jeff Busby.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In July 2017, the Juice Trust and Jeff Busby, lenders to RMR, converted an aggregate of CDN$21,385,349 in loans owed by RMR into 2,413,696 Class C Units and 2,413,696 Class C2 Units. Jeff Busby, a director of the General Partner, is the trustee of the Juice Trust, which owns 63.1% of the voting shares of Powder Corporation. The sole beneficiary of the Juice Trust is the Busby Children’s Trust, all of the beneficiaries of which are the children of Jeff Busby, and the trustee of which is Jeff Busby.

In order to have the Paradise Lodge, high performance rental and Piste Off retail operations remodeled in time for the winter 2017-18 ski season, a short term loan in the amount of CDN$500,000 was made to RMR on approximately July 7, 2017 by Jeff Busby, a director of the General Partner. The loan is book-entry only, unsecured and bears interest at 6% per annum, compounded annually.

OUR SECURITIES

Our authorized securities consist of an unlimited number of Class A Units, Class B Units, Class C Units, Class C2 Units, Class C3 Units, and Class D Units, and one General Partner Unit. There are two series of Class D Units denominated as CDN$ Series and USD$ Series, which are treated equally in all respects except as otherwise set forth below. We are offering up to 800,000 Class D USD$ Series Limited Partnership Units to investors in this offering.

Units

The following table sets forth our outstanding limited partnership units as of August 1, 2017:

Class of Units	Number Authorized	Number Outstanding
Class A Units	Unlimited	1,423,608
Class B Units	Unlimited	1,693,250
Class C Units	Unlimited	2,674,359
Class C2 Units	Unlimited	2,674,359
Class C-3 Units	Unlimited	0
Class D Units (USD$ Series)	Unlimited	0
Class D Units (CDN$ Series)	Unlimited	0
General Partner Unit	1	1

The following describes the rights, preferences and privileges applicable to each class of units:

Voting

The holders of Class A Units, Class B Units, Class C Units and Class C2 Units, are entitled to cast one vote for each Unit held. The Class D Units have no voting rights, except for voting on certain amendments to the Partnership Agreement that adversely affect the rights of the holders of Class D Units. See “Our Securities – Other Material Terms of the Partnership Agreement – Rights to Amend”.

Distributions and Allocations

The Partnership Agreement, amongst other things, governs the manner in which cash distributions and allocations of income and/or losses will be made. Cash available for distribution, as determined by the General Partner in its sole discretion, will be distributed to the Limited Partners pursuant to the Partnership Agreement on the basis set forth below. It is contemplated that cash will only be distributed from operating cash flow, however, the General Partner may, at its discretion, distribute cash received from other sources, which may include, among other things, loans (if permitted under the applicable loan documents) or any unused portion of the proceeds of this Offering. For purposes of this discussion, unless otherwise set forth herein, reference to Class D Units includes both the USD$ Series and the CDN$ Series Class D Units.

(a)	first, to the holders of Class D Units on a pro rata basis, based on their capital contributions, until each has received an amount equal to 100% of its capital contribution (with USD$ being notionally converted to CDN$ on the date the distribution is declared for the purpose of the pro rata calculation);

(b)	second, to the holders of Class C Units on a pro rata basis until each has received an amount equal to 100% of its capital contribution;

(c)	third, to the holders of Class C2 Units until each has received an amount equal to (i) its applicable pro rata share of CDN$9,474,801 plus (ii) its applicable pro rata share of an additional CDN$7,523 per day from June 30, 2017 up until the earlier of (A) April 18, 2019 and (b) the date of distribution to the holders of Class C2 Units;

(d)	fourth, to the holders of Class B Units issued on or after August 5, 2011, as follows:

(i)	to the holders of the most recently issued Class B Units on a pro rata basis until each has received an amount equal to 100% of its capital contribution;

(ii)	to the holders of the second most recently issued Class B Units on a pro rata basis until each has received an amount equal to 100% of its capital contribution; and

(iii)	the above distribution process will be repeated for each such separate dates that Class B Units were issued on or after August 5, 2011 until each holder of such Class B Units has received an amount equal to 100% of its capital contribution;

(e)	fifth, to the holders of Class B Units issued before August 5, 2011 on a pro rata basis until each has received an amount equal to 100% of its capital contribution; and

Thereafter, any remaining cash available for distribution will be distributed between the holders of Class A Units, Class B Units, Class C Units, Class C2 Units and Class D Units as follows:

(f)	the aggregate participation total (the “Aggregate Participation Total”) will be determined by adding a deemed capital contribution of CDN$2,250,000 in the aggregate for the Class A Units, plus a deemed capital contribution of CDN$12,750,000 in the aggregate for the Class B Units, plus the actual aggregate amount of capital contributions made by the holders of Class C Units (as of August 1, 2017, CDN$23,694,824), plus a deemed capital contribution of the aggregate amount which the Class C2 Unit holders have received under paragraph (c) above, plus the actual aggregate amount of capital contributions (subscriptions) made by holders of the Class D Units (with USD$ being notionally converted to CDN$ on the date the distribution is declared, for the purpose of the pro rata calculation);

(g)	the distribution will be divided amongst each of the classes of Units in the proportion that the aggregate capital contributions and deemed capital contributions of each Class bears to the Aggregate Participation Total (with USD$ being notionally converted to CDN$ on the date the distribution is declared, for the purpose of the pro rata calculation); and

(h)	holders of each class of Units will participate in the distribution allocated to such class of Units pro rata in proportion to the number of Units of that class held, with certain adjustments for holders of Class C2 Units amongst themselves; provided, however, that the Class D Unit pro rata calculations will be based on capital contributions rather than the number of Class D Units held (with USD$ being notionally converted to CDN$ on the date the distribution is declared, for the purpose of the pro rata calculation).

In determining cash available for distribution, the General Partner will give first priority to ensuring our debt obligations are met in respect of debt owing to institutional lenders (presently, Bank of Montreal, Western Economic Diversification Canada, Community Futures Development Corporation of Greater Trail and SIDIT).

As an example of a distribution made in paragraphs (f) through (h) above (a “Residual Distribution”) following the repayment of capital contributions and other payments made pursuant to paragraphs (a) through (e) above (and following any debt servicing obligations to institutional lenders), assuming the Residual Distribution is made (i) after April 18, 2019 (and as a result all accruals in paragraph (c) above have taken place), (ii) after CDN$10,000,000 in aggregate of Class D Units have been issued (the maximum aggregate of both this offering and the Canadian offering), and (iii) with no further Class C Units issued, then (A) the Aggregate Participation Total is equal to CDN$2,250,000 for the Class A Units plus CDN$12,750,000 for the Class B Units plus CDN$23,694,824 for the Class C Units, plus CDN$14,410,153 for the Class C2 Units, plus CDN$10,000,000 for the Class D Units, for an Aggregate Participation Total of CDN$63,104,977; (B) the Class A Units will be allocated 3.57% of the Residual Distribution (CDN$2,250,000/CDN$63,104,977 X 100%); (C) the Class B Units will be allocated 20.20% of the Residual Distribution (CDN$12,750,000/CDN$63,104,977 X 100%); (D) the Class C Units will be allocated 37.55% of the Residual Distribution (CDN$23,694,824/CDN$63,104,977 X 100%); (E) the Class C2 Units will be allocated 22.84% of the Residual Distribution (CDN$14,410,153/CDN$63,104,977 X 100%); and (F) the Class D Units will be allocated 15.85% of the Residual Distribution (CDN$10,000,000/CDN$62,604,977 X 100%). This example is for illustration purposes only and actual distributions, if they occur, may be materially different depending on the number and class of Units that have been issued at the time of the distribution. No Residual Distributions are anticipated for the foreseeable future.

Rights of First Offer, Transfer Rights and Transfer Restrictions

(a)       Right of First Offer for Class D Units: In the event that we desire to create and issue any Units ranking in priority to the Class D Units (“Senior Units”), we must first offer the holders of Class D Units the right to subscribe for such units, pro rata in proportion to the capital contributions made by each Class D Unit holder (with USD$ being notionally converted into CDN$ on the date of the pro rata calculation), which offer will remain open for a period of seven days for acceptance. We may then issue any remaining Senior Units to other parties for a period of 120 days.

(b)       Right of First Offer for Class B Units: In the event that we desire to issue any additional Class B Units, we must first offer the holders of Class B Units the right to subscribe for such units, pro rata in proportion to the number of Class B Units held by each Class B Unit holder.

(c)       Restrictions on Further Issuance of Class C2 Units: In the event that we desire to issue any additional Class C2 Units, we must first obtain the prior written consent of all of the holders of Class C2 Units.

(d)       Piggy-Back Rights: In the event that a sale of units by a Limited Partner would result in a change of control, then such Limited Partner offering the units for sale is required to provide notice to the other Limited Partners who then have the right to require any arm’s length buyer to purchase their units as well.

(e)       Carry-Along Requirement: If any Limited Partner receives a bona fide offer from an arm’s length third party which such Limited Partner wishes to accept and the offer contains a provision that the purchaser will only complete the sale if the purchaser acquires all of our issued and outstanding units, then such Limited Partner will immediately notify the remaining Limited Partners of such offer, and if the Limited Partners holding at least 75% of the units (exclusive of Class D Units) wish to accept the offer, then such Limited Partners have the right to require any objecting Limited Partners and the holders of Class D Units, to sell all of the units held by them to the purchaser.

(f)       Transfer Restriction. No Limited Partner may transfer any Units unless approved by the General Partner, which approval may not be unreasonably withheld. The General Partner may grant one or more transfer agents the authority to approve and register the transfer of units.

Other Material Terms of the Partnership Agreement

Other material terms in the Partnership Agreement include the following:

(a)       Payments to the General Partner: The General Partner shall be reimbursed by us for all costs and expenses incurred by the General Partner in the operation of our business on a monthly basis and any advance by the General Partner to us together with interest thereon at the rate charged to the General Partner from time to time by its banker, including, without limitation, administrative and overhead expenses and the cost of such professional, technical, administrative and other services and advice as the General Partner shall consider necessary.

(b)       Power of Attorney: Each Limited Partner irrevocably grants the General Partner a power of attorney with respect to certain administrative matters, including the execution of filings required to keep us in good standing as a limited partnership, any amendment to the Partnership Agreement or any amendment to the register maintained by the General Partner to record the unit holdings of the Limited Partners or any amendment to the Certificate of Limited Partnership filed with the British Columbia Registrar of Companies, instruments in connection with our dissolution or termination, any assignment or transfer of units and elections in respect of income tax matters, and any documents deemed necessary or advisable to carry on our business or the provisions of the Partnership Agreement including instruments required by governmental bodies in connection with us or our business. The power of attorney is enduring and survives the disability and/or death of a Limited Partner.

(c)       Liability: The General Partner will have unlimited liability for our debts, liabilities and obligations. Subject to the Partnership Act, the liability of a Limited Partner for our debts, liabilities and obligations shall be limited to the amount of the subscription price in respect of the units held by such Limited Partner. A Limited Partner will not be liable for any further claims, assessments or contributions to us, except that if a Limited Partner is also the General Partner it will be liable to third parties as such.

(d)       Rights to Amend: The General Partner may, at any time, amend any provision of the Partnership Agreement (British Columbia) provided that such amendment is to cure an ambiguity or to correct or supplement any provisions which may be defective or inconsistent and further provided that such cure or correction does not adversely affect the interests of the Limited Partners. All other amendments will require the approval of (i) the General Partner; (ii) holders of more than 50% of the then issued and outstanding Class A Units, in writing or by ordinary resolution passed at a meeting of holders of Class A Units, voting separately as a class; (iii) holders of more than 50% of the then outstanding Class B Units, in writing or by ordinary resolution passed at a meeting of holders of Class B Units, voting separately as a class; and (iv) holders of more than 50% of the then outstanding Class C Units, in writing or by ordinary resolution passed at a meeting of holders of Class C Units, voting separately as a class. Class D Unit holders will not be entitled to vote on an amendment unless such amendment adversely affects the rights of Class D Unit holders. The creation of one or more new classes of units ranking in priority to Class D Units will only require Class D Unit holder approval if the holders of Class D Units are not afforded a right of first refusal to participate in the subscription of such new units. If Class D Unit holder approval is required, such approval will require the approval in writing or by resolution passed at a meeting of holders of more than 25% of the then outstanding Class D Units voting separately as a class.

Because each Class D Unit, whether USD$ Series or CDN$ Series, is entitled to 1 vote, if the US-Canadian dollar exchange rate is less than 1 for 1 on the date of a vote in which the holders of Class D Units are entitled to participate, the holders of Class D Units (CDN$ Series) would receive more voting power for the same investment than the holders of Class D Units (USD$ Series). For purposes of clarity and by way of example, if on the date a vote is taken, the US-Canadian dollar exchange rate is 1 Canadian dollar for each 0.80 US dollar (the exchange rate as of August 1, 2017), the holders of Class D Units (CDN$ Series) would receive 20% more voting power for the same investment, than holders of Class D Units (USD$ Series). In this case, an investor in this offering will pay US$1,000 for 100 Class D Units (USD$ Series) entitling the investor to 100 votes, whereas an investor in the Canadian offering will purchase 100 Class D Units (CDN$ Series) for CDN$1,000, which is the equivalent of US$800, entitling the investor to the same 100 votes.

(e)       Matters Approved by Special Resolution: Certain matters require the consent of the Limited Partners by special resolution, including but not limited to (i) the sale of substantially all of our assets; (ii) our consolidation or merger with any corporation, partnership, unincorporated association or other legal entity; and (iii) the making of any cash distributions to the Partners other than distributions made in accordance with the terms of the Partnership Agreement. Special resolution means (A) the consent in writing or affirmative vote at a meeting by the holders of more than 75% of the then outstanding Class A Units; (C) the consent in writing or affirmative vote at a meeting by the holders of more than 75% of the then outstanding Class B Units; and (C) the consent in writing or affirmative vote at a meeting by the holders of more than 75% of the then outstanding Class C Units.

(f)        Resignation or Removal of General Partner: The General Partner may resign on 120 days' written notice to the Limited Partners. One or more of the Limited Partners holding in the aggregate not less than 75% of the issued and outstanding Class A Units, Class B Units and Class C Units then entitled to vote at a meeting of the Partnership, by a written resolution in one or more counterparts signed by such holders, shall be entitled to remove the General Partner and to substitute a new general partner therefor upon the happening of any of the following occurrences: (i) the making of an assignment for the benefit of creditors generally by the General Partner, or the dissolution of the General Partner; or (ii) substantial default of the General Partner under the provisions of the Partnership Agreement, which default is not remedied for a period in excess of 120 days from the date of receipt of notice to remedy such default from any of the Limited Partners; provided, however, that in either case the right to remove a General Partner as our general partner, shall be conditional upon the Limited Partners appointing concurrently with such removal, a new general partner to assume all the responsibilities and obligations of the General Partner under the terms of the Partnership Agreement and provided further that all amounts we owe to the former General Partner have been paid in full. Such appointment shall require the consent of one or more Limited Partners holding an aggregate of not less than 75% of all of the issued and outstanding Class A Units, Class B Units and Class C Units then entitled to vote at a meeting of the Partnership, by a written resolution in one or more counterparts signed by such holders.

(g)       Dissolution: We will be dissolved under any one of the following circumstances: (i) approval by all of (A) the written consent of the General Partner; (B) the written consent of or resolution passed by the holders of more than 50% of the then outstanding Class A Units; (C) the written consent of or resolution passed by the holders of more than 50% of the then outstanding Class B Units; and (D) the written consent of or resolution passed by the holders of more than 50% of the then outstanding Class C Units; or (ii) upon the written consent of all Limited Partners; or (iii) earlier upon the occurrence of any of the following events: (A) any event which makes it unlawful for us to continue to operate as a holding entity; (B) the bankruptcy, insolvency, liquidation, dissolution or winding up of the General Partner or the occurrence of any other event which would permit a trustee or receiver to administer the affairs of the General Partner, provided that such trustee or receiver has continued in office for a period of 120 consecutive days, unless a new general partner is appointed within 60 days after the occurrence of such bankruptcy, insolvency, liquidation, dissolution, winding up or other event; or (C) the disposition of all our assets.

Convertible Promissory Note

In connection with a Credit Agreement dated August 16, 2013, of which CDN$1,000,000 has been advanced and is accruing interest at 8% per annum, SIDIT has the right to convert all or part of the principal amount and accrued interest into Class C Units at a conversion price of CDN$8.86 per Class C Unit.

Commitments to Issue Class D Units (CDN$ Series)

The following commitments have been made to issue Class D Units (CDN$ Series):

Date of Commitment	Number of Class D Units (CDN$ Series)	Price Per Class D Unit (CDN$ Series)	Total Consideration
January 23, 2017	1,000	CDN$10(1)	Paid for in Services(1)
May 2017	1,800	CDN$10(2)	To be determined(2)
June 28, 2017	5,000	CDN$10(3)	Paid for in Services(3)

(1)	A commitment has been made to issue 1,000 Class D Units (Series CDN$) under the $10,000 tiered reward level to an industry publication or its designee in exchange for advertising services having an estimated value of CDN$10,000.
(2)	Eighteen senior food and beverage, lift operations and maintenance employees have been offered a bonus for the strong results of our 2016/17 ski season consisting of a CDN$1,300 bonus provided that CDN$1,000 of the bonus is used to acquire Class D Units (CDN$ Series) at the $1,000 tiered reward level, adjusted to provide such employees access to the new clubhouse and a custom ski or snowboard.
(3)	Bonuses have been allocated to five senior management employees upon completion of the Offering (including Howard Katkov, Donald Thompson and Kevin Magnall) consisting of 1,000 Class D Units (Series CDN$) with the associated $10,000 level tiered rewards, with the exception of lift tickets and passes.

INVESTOR REWARDS

The Class D Units will be issued in tiered “bundles”, with each successive tier granting the holder thereof the following rewards:

Tier 1:    100 - 349 Class D Units grants the Subscriber a membership to the new clubhouse at the top of Grey or Granite Mountain and five transferable Adult lift tickets valid for five years.

Tier 2:    350-499 Class D Units grants the Subscriber a membership to the new clubhouse on Grey or Granite Mountain, limited edition custom designed skis or snowboard and ten transferable Adult lift tickets valid for five years.

Tier 3:    500-749 Class D Units grants the Subscriber a membership to the new clubhouse on Grey or Granite Mountain, limited edition custom designed skis or snowboard, ten transferable Adult lift tickets valid for five years and one Adult Season Pass for one year.

Tier 4:    750-999 Class D Units grants the Subscriber a membership to the new clubhouse on Grey or Granite Mountain, limited edition custom designed skis or snowboard, ten transferable Adult lift tickets valid for five years and either one Family Season Pass or two Adult Season Passes for one year.

Tier 5:    1,000 – 2,499 Class D Units grants the Subscriber a membership to the new clubhouse on Grey or Granite Mountain, two limited edition custom designed skis or snowboards, ten transferable Adult lift tickets valid for five years, either one Family Season Pass or two Adult Season Passes for one year, and RedHead membership access to reservations for up to six on-mountain cabins for overnight stays.*

Tier 6:    at least 2,500 Class D Units grants the Subscriber a membership to the new clubhouse on Grey or Granite Mountain, two limited edition custom designed skis or snowboards, ten transferable Adult lift tickets valid for five years, either one Family Season Pass valid for five years or two Adult Season Passes valid for seven years, and RedHead membership access to reservations for up to six on-mountain cabins for overnight stays.

The tiered rewards will be available at different times. All lift tickets and passes will be available prior to the opening of the RED Ski Resort for the 2017-18 ski season, or the closing of an investor’s investment, whichever is later.

The skis and snowboards will be available for the 2018-19 ski season. We have selected two companies, Lib Tech and Blizzard to produce the tiered reward skis and snowboards, which we expect will be produced during their normal production cycle in Spring 2018. We intend to arrange for both ski and snowboard bindings for purchase at a special price for subscribers. Bindings will not be sold individually, and must be packaged along with the ski or snowboard. Subscribers do not have to purchase bindings through us, and the purchase of bindings is completely optional. Further details on ski/snowboard size and binding options will be posted and updated on the FrontFundr and StartEngine portals.

It is anticipated that the cabins and clubhouse will be constructed in the summer of 2018 and available for use in the 2018-19 ski season. The clubhouse will be located on Grey or Granite Mountain, in close proximity to the overnight cabins, and will be a small cozy space for members and guests of members. It will include a fireplace and a few different social gathering areas and will have a cash bar and select daily menu food service. All members will be issued a membership card and will be allowed to sign in guests (based on space availability). We expect that the clubhouse will be open every day during lift operation hours during the winter season.

Subscribers who invest $10,000 or more (Tier 5 or 6) will become RedHead members and will be given priority access and pricing to overnight on-mountain cabins based upon a reservation system to be finalized at a later date. Nightly fees for members are anticipated to initially be approximately $100/night per cabin (housekeeping fee). The cabins are anticipated to be open during the winter ski season, weather dependent. After the RedHead club member priority period has closed, the cabins will be open to public reservations if space is available. Minimum stay will be one night. Maximum stay is yet to be determined. Reservations will be required to be secured with a credit card and full payment will be required prior to check in. For large groups requiring more than one cabin, a 20% non-refundable deposit will be required at the time of booking, with the balance due 60 days prior to check in.

Regular membership to the clubhouse and RedHead membership to the overnight on-mountain cabins will be transferrable by the holders thereof but may not be divided amongst two or more individuals. These memberships will not be attached to the Class D Units and are being provided as a special incentive in this Offering and the Canadian offering. Subscribers wishing to transfer their Class D Units (in accordance with applicable securities laws), may choose to transfer their membership to the subsequent purchaser of Class D Units, or not.

The investors in the Canadian offering are being offered the same rewards for the same level of investment made in Canadian dollars. As a result, based on the exchange rate as of August 1, 2017 (1 Canadian dollar for each 0.80 US dollar), the US investors are required to invest a larger amount to receive the same benefits. By way of example, to qualify for Tier 5 benefits, an investor in this offering must purchase 1,000 Class D Units (USD$ Series) for US$10,000. An investor in the Canadian offering will qualify for the same Tier 5 benefits by purchasing 1,000 Class D Units (CDN$ Series) for CDN$10,000, which, based on the exchange rate is the equivalent of US$8,000.

TAX DISCUSSION

PROSPECTIVE INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM THEIR OWN LEGAL COUNSEL AND TAX ADVISOR.

The following discussion is a general summary of certain U.S. and Canadian federal income tax consequences of an investment in us. The following summary does not discuss all the potential tax issues relevant to us or our partners and is not a substitute for careful tax planning. Moreover, the tax considerations relevant to a particular partner depend upon his, her, or its particular circumstances and country of residence. The following discussion also does not discuss any aspect of state, local or foreign law or U.S. federal tax laws other than U.S. and Canadian federal income tax, and is limited to partners who are individual residents of the U.S. and will hold their Class D Units as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, for investment). This discussion does not constitute tax advice, and is not intended to substitute for tax planning. Further, this discussion does not take into account the particular circumstances of each prospective investor and is not addressed to investors that are non-U.S. persons, tax-exempt organizations, “closely-held” corporations or that hold their investment in us as other than a capital asset.

THE FOLLOWING DISCUSSION OF CERTAIN U.S. AND CANADIAN FEDERAL INCOME TAX MATTERS IS PROVIDED FOR GENERAL INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE TAX ADVICE. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE POTENTIAL U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN US, WITH SPECIFIC REFERENCE TO THE INVESTOR’S OWN PARTICULAR TAX SITUATION. PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS SUMMARY OR ANY PRIOR OR SUBSEQUENT COMMUNICATION FROM US OR OUR REPRESENTATIVES OR AGENTS AS TAX OR LEGAL ADVICE. INVESTORS MAY NOT RELY ON SUCH CONTENTS WITH RESPECT TO THESE MATTERS IN MAKING THEIR INVESTMENT DECISIONS.

This discussion is based upon the Code and the regulations promulgated thereunder (the “Treasury Regulations”), and the Income Tax Act (Canada) (the “Income Tax Act”), and administrative and judicial interpretations of the foregoing, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. No tax rulings have been or are anticipated to be requested from the IRS or other taxing authorities with respect to any tax matters, whether or not discussed herein. Accordingly, there can be no assurance that any tax position we take will not be successfully challenged by the IRS, which may result in different or adverse tax consequences to our partners.

Treatment as a Partnership

We expect to be treated as a partnership for federal income tax purposes. Provided that we are classified as a partnership for federal income tax purposes, we would not generally be subject to entity-level U.S. federal income tax. Instead, each partner will be required to take into account its distributive share of all items of our income, gain, loss, deduction and credit, whether or not a distribution is made. The character of each item of income, gain, loss, deduction, or credit generally will be determined at the partnership level. Although we anticipate that we will make distributions, we have no obligation to do so. Therefore, you should be aware that the U.S. federal income tax on your allocable share of our taxable income may exceed distributions to you and result in so-called “phantom income” to you. As a result, you may have to use funds from other sources to pay your tax liability arising from an investment in us. In addition, the tax on gain, if any, from your sale of Class D Units may exceed the cash proceeds from the sale.

U.S. Income Tax Character; Tax Rates

In general, the maximum U.S. federal income tax rate for non-corporate taxpayers on long-term capital gains is 20% for most capital gains realized on assets held for more than 12 months. Capital gains of corporations are taxed at the same rates applicable to corporate ordinary income. Ordinary income and short-term capital gain of non-corporate taxpayers on assets held for one year or less is taxed at graduated rates of up to 39.6%, subject to taxpayer-specific adjustments.

In addition to the regular income tax, there is a new income tax, referred to as the Medicare contribution tax, on certain income of taxpayers who are individuals, estates or trusts. The tax applies to individuals whose modified adjusted gross income exceeds $200,000 for individual filers or $250,000 for joint filers ($125,000 for a married person filing separately). The tax is imposed at the rate of 3.8% of all or a portion of the taxpayer’s “net investment income.” Net investment income includes gross income from rents, interest and dividends (other than such income derived in the ordinary course of a trade or business), gains from the sale of property (other than property held in a trade or business) and income derived from a trade or business that is a passive activity (within the meaning of Section 469 of the Code). Accordingly, this tax may apply to gains realized by us from the sale of investments or realized by you from the sale of your Class D Units. As this tax depends on the investor’s personal income level, each prospective investor should consult with its own tax advisor regarding the applicability of this tax.

A net capital loss allocated to you may be used to offset other capital gains. For a taxpayer other than a corporation, such net capital loss also may be used to offset ordinary income up to $3,000 per year. In general, for taxpayers other than corporations, the unused portion of such loss may be carried forward indefinitely, but not carried back. In the case of a corporate taxpayer, such capital loss may be used to offset only capital gains, but the unused portion of such loss generally may be carried back three years or forward five years. Further, the amount that may be carried back is limited to an amount which does not cause or increase a net operating loss in a carryback year.

The alternative minimum tax (the “AMT”) is imposed to the extent that tax exceeds a taxpayer’s regular tax for the year. An investment in the Class D Units may have an impact on your AMT.

Sale or other disposition of Class D Units.

Upon a sale or other disposition of Class D Units in a taxable transaction, you will recognize gain or loss equal to the difference between: (a) the proceeds of such sale or other disposition plus your proportionate share of our liabilities; and (b) the adjusted basis of your Class D Units. However, that portion of your gain allocable to our “unrealized receivables” or “inventory items,” such as depreciation recapture, will be treated as ordinary income. If you make a gift of Class D Units, or an interest therein, you may recognize gain if your share of our liabilities exceeds your adjusted basis in the gifted Class D Units.

Tax Returns; Tax Audits; Foreign Information Returns

Our tax returns are subject to review by the Internal Revenue Service (the “IRS”), the Canada Revenue Agency (the “CRA”) and other taxing authorities. There can be no assurance that these authorities will not make adjustments in the tax figures reported on our returns. Any adjustments resulting from an audit may require each partner to file an amended tax return, pay additional income taxes and interest, which generally are not deductible, and might result in an audit of your own return. Any audit of your return could result in adjustments of non-Company, as well as our, income and deductions. If our income tax returns are audited by the IRS or the CRA, the tax treatment of our income and deductions generally will be determined at the partnership level in a single proceeding for us rather than by individual audits of the partners. The partners may incur personal legal and accounting expenses in connection with any amendment or audit of their returns.

In addition, U.S. taxpayers owning an interest, directly or indirectly, in non-US entities or other non-US assets may be required to file information returns with the IRS to report those interests including Form 5471, Form 8865 and Form 8938 among others. You are making a direct investment in a Canadian limited partnership which owns an interest in other Canadian entities each of which may present additional filing obligations for U.S. taxpayers. Failure to substantially complete and file these returns can result in significant penalties and other adverse tax consequences including the indefinite preservation of a taxpayer’s statute of limitations. We recommend you consult with a legal and/or tax advisor as to whether these filing requirements apply.

Investment by Qualified Pension and Profit Sharing Trusts, Individual Retirement Accounts and Other Tax-Exempt Organizations

Certain tax exempt entities may have “unrelated business taxable income” as a result of an investment in us. Any prospective investor that is an employee trust, IRA or other tax-exempt organization is strongly urged to consult its legal and/or tax advisor concerning unrelated business taxable income considerations relating to an investment in us.

Possible Legislative or Other Actions Affecting Tax Aspects

The present U.S. federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time, possibly with retroactive effect. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department, resulting in revisions of Treasury Regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax aspects of an investment in us.

Foreign, State and Local Tax Considerations

The foregoing discussion does not fully address the foreign, state and local tax consequences of an investment in us, and prospective investors are again urged to consult their own advisors with respect thereto. In addition to the U.S. federal income tax consequences described above, prospective partners should consider potential foreign and U.S. state and local tax consequences of an investment in us. Foreign, state and local tax laws often differ from federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction, and credit. A partner may be subject to foreign, state and/or local tax in various jurisdictions, depending on the location and scope of our activities. Each prospective partner is advised to consult his, her, or its tax advisor regarding the foreign, state and local tax effects of an investment in us, including, without limitation, information return and reporting requirements, which may be imposed.

Certain Canadian Federal Income Tax Considerations

The following summary describes the principal Canadian federal income tax considerations under the Income Tax Act in respect of an investment in us generally applicable, as of the date hereof, to a person who, for purposes of the Income Tax Act and at all relevant times, (i) deals at arm’s length with us and any prospective purchaser of Class D Units, (ii) is not affiliated with us, (iii) holds its Class D Units as capital property, (iv) does not use or hold, and is not deemed to use or hold, Class D Units in connection with carrying on a business in Canada, and (v) for the purposes of any applicable income tax treaty or convention is not resident, and is not deemed to be resident, in Canada (a “Non-Canadian Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Canadian Holder that is an insurer carrying on business in Canada or elsewhere or an “authorized foreign bank” (as defined in the Income Tax Act).

Generally, our Class D Units will be capital property to a particular Non-Canadian Holder unless the partnership interest is held or was acquired or disposed of by the Non-Canadian Holder in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is based upon the current provisions of the Income Tax Act, the regulations promulgated thereunder in force as at the date hereof, and an understanding of the current administrative policies and assessing practices published in writing by the CRA prior to the date hereof. This summary also takes into account all specific proposals to amend the Income Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof and assumes that all such proposed amendments will be enacted in the form proposed. However, no assurances can be given that such proposed amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policies or assessing practices, whether by legislative, regulatory, administrative or judicial action or decision, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those described in this summary.

THIS SUMMARY IS NOT, AND IS NOT INTENDED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR INVESTOR. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE CLASS D UNITS HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

The CRA has historically treated us as a Canadian limited partnership for purposes of the Income Tax Act, and this summary assumes that the CRA will continue to treat us as such.

Disposition of Class D Units.

A Non-Canadian Holder will not be subject to tax under the Income Tax Act on any capital gain realized on the disposition of Class D Units unless the Class D Units are “taxable Canadian property” (within the meaning of the Income Tax Act) to the Non-Canadian Holder at the time of the disposition and are not “treaty protected property” (as defined in the Income Tax Act) of the Non-Canadian Holder at the time of disposition.

In general, Class D Units will not be taxable Canadian property to the Non-Canadian Holder at the time of their disposition unless, at any time during the 60-month period immediately preceding the time of disposition, more than 50% of the fair market value of the partnership interest was derived, directly or indirectly, from any combination of real or immovable property situated in Canada, “Canadian resource property” (as defined in the Income Tax Act), “timber resource property” (as defined in the Income Tax Act), or options in respect of, interests in, or for civil law rights in such properties, whether or not such property exists. We have not made any determination as to whether more than 50% of the fair market value of Class D Units is or will be derived from real property situated in Canada, but we generally expect, based on our investment objectives, that the Class D Units likely will derive more than 50% of their value from real property situated in Canada at any given time.

Even if Class D Units are considered to be taxable Canadian property of a Non-Canadian Holder, the Non-Canadian Holder may be exempt from tax under the Income Tax Act on any gain realized in connection with the disposition of Class D Units if such interest constitutes a “treaty-protected property” of the Non-Canadian Holder. Class D Units owned by a particular Non-Canadian Holder will generally be treaty-protected property if the gain from the disposition of such interest would, because of an applicable income tax treaty, be exempt from tax under the Income Tax Act.

In the event that Class D Units constitute a taxable Canadian property but are not a treaty-protected property to a Non-Canadian Holder, then the Non-Canadian Holder will realize a capital gain (or capital loss) for purposes of the Income Tax Act equal to the amount by which the consideration received by the Non-Canadian Holder for the partnership interest exceeds (or is less than) the aggregate of the adjusted cost base of the partnership interest to the Non-Canadian Holder immediately before the disposition and any reasonable costs of disposition. In that case, a Non-Canadian Holder will be required to include in computing its income for the taxation year of the disposition, one-half of the amount of any capital gain (a “taxable capital gain”) so realized by the Non-Canadian Holder in the applicable year. A Non-Canadian Holder will be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from the disposition of taxable Canadian property that is not a treaty-protected property from taxable capital gains realized in the year from the disposition of taxable Canadian property that is not a treaty-protected property. Allowable capital losses (from the disposition of taxable Canadian property that is not a treaty-protected property) in excess of taxable capital gains (from the disposition of taxable Canadian property that is not a treaty-protected property) may be carried back under the Income Tax Act and deducted in any of the three preceding taxation years or carried forward in any subsequent taxation year against taxable capital gains (from the disposition of taxable Canadian property that is not a treaty-protected property) realized by the Non-Canadian Holder in such years, to the extent and in the circumstances described in the Income Tax Act. The rate of tax levied under the Income Tax Act on the income of a Non-Canadian Holder varies depending on a multitude of factors. Non-Canadian Holders are urged to consult their own tax advisors in this regard.

A Non-Canadian Holder to which Class D Units is a taxable Canadian property that is not a treaty-protected property will be required to comply with certain notification requirements under the Income Tax Act in respect of the disposition within 10 days after the disposition. Further, unless the Non-Canadian Holder applies to the CRA for and obtains a certificate of compliance in respect of the disposition, a prospective purchaser of Class D Units is likely to withhold and remit to the CRA on account of the Non-Canadian Holder’s tax under the Income Tax Act, 25% of the gross proceeds payable by the purchaser for the partnership interest. In general terms, a Non-Canadian Holder to which Class D Units is a taxable Canadian property that is not a treaty-protected property will be required to report any disposition of such interest by filing a tax return in the manner and within the time prescribed by the Income Tax Act for the year of disposition unless the Non-Canadian Holder has obtained a certificate of compliance in respect of the disposition and certain other conditions are met. Non-Canadian Holders are urged to consult their own tax advisors in this regard.

Non-Canadian Holders should consult their own tax advisors regarding the Canadian federal income tax considerations applicable to them, including any Canadian notification, certification or reporting requirements that may arise as a result of a disposition of Class D Units.

Consultation with Advisors

The description of income tax matters set forth above is not intended as a substitute for careful tax planning. It does not address all of the income tax consequences to investors in a Canadian limited partnership, and does not address any of the foreign, state, local, estate or other tax consequences of such investment to any investor. Each of our prospective investors is solely responsible for all tax consequences to that person or entity of an investment in us. Each prospective investor is advised to consult its own tax counsel as to the U.S. and Canadian tax consequences attributable to acquiring, holding and disposing of an interest in us and as to applicable state, local, estate, foreign and other taxes. The effect of existing U.S. and foreign income tax laws and treaties, the tax laws of other jurisdictions to which an investor may be subject, and possible changes in such laws and treaties (including proposed changes which have not yet been adopted) will vary with the particular circumstances of each investor.

RED MOUNTAIN VENTURES LIMTED PARTNERSHIP

CONSOLIDATED FINANCIAL STATEMENTS

APRIL 30, 2017 and 2016

F-1

Red Mountain Ventures Limited Partnership

Index to Consolidated Financial Statements

April 30, 2017 and 2016

F-2

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors of the General Partner and Unit Holders of

Red Mountain Ventures Limited Partnership

We have audited the accompanying consolidated balance sheets of Red Mountain Ventures Limited Partnership as of April 30, 2017 and 2016, and the related consolidated statements of operations and other comprehensive income, changes in limited partnership interest and cash flows for each of the two years ended April 30, 2017 and 2016, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Red Mountain Ventures Limited Partnership as of April 30, 2017 and 2016, the related consolidated statements of operations and other comprehensive income, changes in limited partnership interest and cash flows for each of the two years ended April 30, 2017 and 2016, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

HRP CPAS, LLC

AUGUST 11, 2017

702.852.6720 • 8945 W. Post Rd., Suite 110, Las Vegas NV 89148 • www.hrpcpas.com

F-3

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED BALANCE SHEETS

APRIL 30, 2017 AND 2016

(US $)

	2017	2016
ASSETS
Current assets
Cash and cash equivalents	$912,578	$1,247,601
Accounts receivable, net	332,670	42,234
Prepaid expenses	142,698	39,278
Inventory	236,645	223,914
Total current assets	1,624,592	1,553,027

Property, plant and equipment, net	9,151,761	10,333,075
Land development costs	12,635,421	13,763,756
Goodwill	51,652	56,193

Total assets	$23,463,426	$25,706,051

LIABILITIES AND PARTNERSHIP INTEREST

Current liabilities
Accounts payable and accrued expenses	$636,910	$667,298
Deferred revenue	1,021,990	1,140,302
Total current liabilities	1,658,900	1,807,600

Long-term liabilities
Convertible debts	25,626,394	23,785,597
Other long-term debt	3,126,309	3,493,045
Capital leases	91,363	224,966
Total long-term liabilities	28,844,066	27,503,608

Total liabilities	30,502,966	29,311,208

Commitments and contingencies

Partnership interest
Initial partnership interest	2,657	2,657
Class A units contribution	1,109	1,102
Class B units contribution	13,083,607	13,065,481
Other comprehensive income	3,214,425	2,786,593
Accumulated deficit	(28,597,384)	(24,729,353)
Total partnership interest attributable to Partnership	(12,295,586)	(8,873,519)
Non-controlling interest	5,256,046	5,268,362
Total partnership interest	(7,039,540)	(3,605,158)

Total liabilities and partnership interest	$23,463,426	$25,706,051

See Accompanying Notes to Consolidated Financial Statements

F-4

RED MOUNTAIN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF OPERATIONS

AND OTHER COMPREHENSIVE INCOME

(US $)

	Year Ended 2017	Year Ended 2016
Operating revenue
Lift Revenue	$3,883,567	$3,135,534
Retail and rental	613,136	526,850
Property management	576,199	538,647
Food and beverage	1,080,916	937,447
Real estate sales	83,475	60,918
Other revenue	294,873	241,808
Total operating revenue	6,532,166	5,441,204

Cost of good sold	814,568	805,374

Gross profit	5,717,598	4,635,830

Operating expenses
Wages and benefits	2,869,543	2,652,940
Depreciation	653,882	664,590
Selling and marketing	135,162	133,446
Equipment rental and leases	235,695	276,907
Property taxes	69,810	77,103
General and administration	1,867,602	1,519,408
Total operating expenses	5,831,694	5,324,394

Loss from operations	(114,096)	(688,564)

Other expense
Interest expense	(3,766,250)	(2,625,936)
Total other expense	(3,766,250)	(2,625,936)

Net loss	(3,880,346)	(3,314,500)

Net loss attribute to Non-controlling interest	(12,316)	(23,421)

Net Loss attribute to Partnership	$(3,868,030)	$(3,291,079)

Comprehensive loss
Net loss	(3,880,346)	(3,314,500)
Foreign currency translation adjustment	427,832	(146,447)
Comprehensive loss	(3,452,514)	(3,460,947)

Comprehensive loss attribute to Non-controlling interest	(12,316)	(23,421)

Comprehensive loss attribute to Partnership	$(3,440,198)	$(3,437,526)

See Accompanying Notes to Consolidated Financial Statements

F-5

RED MOUNTAIN VENTURES LIMTED PARTNERSHIP

STATEMENTS OF CHANGES IN LIMITED PARTNERSHIP INTEREST

FOR THE TWO YEARS ENDED APRIL 30, 2017

(US $)

	Initial Partnership Interest	Non-controlling Interest	Partner Contributions	Other comprehensive Income	Accumulated Deficit	Total

Balance April 30, 2015	$2,657	$5,291,783	$13,066,584	$2,933,040	$(21,438,274)	$(144,210)

Foreign currency translation loss	-	-	-	(146,447)	-	(146,447)

Net loss	-	(23,421)	-	-	(3,291,079)	(3,314,500)

Balance April 30, 2016	2,657	5,268,362	13,066,584	2,786,593	(24,729,353)	(3,605,158)

Partner’s redemption			18,132			18,132

Foreign currency translation gain	-	-	-	427,832	-	427,832

Net loss	-	(12,316)	-	-	(3,868,031)	(3,880,346)

Balance April 30, 2017	$2,657	$5,256,046	$13,084,716	$3,214,425	$(28,597,384)	$(7,039,539)

See Accompanying Notes to Consolidated Financial Statements

F-6

RED MOUNTAN VENTURES LIMITED PARTNERSHIP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(US$)

	Year Ended 2017	Year Ended 2016
Cash flows from operating activities:
Net loss	$(3,880,346)	$(3,314,500)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	653,882	663,918
Interest expense	3,766,250	2,625,936
Loss on sale of land	24,633	46,841
Changes in operating assets and liabilities:
Accounts receivable	(304,597)	291,217
Inventory	(31,954)	136,127
Prepaid expenses	(110,493)	(19,927)
Accounts payable	24,391	57,407
Deferred revenue	(27,114)	302,119
Cash generated from operations	114,652	789,139
Interest paid	(142,388)	(202,417)
Net cash provided by (used in) operating activities	(27,736)	586,723

Cash flows from investing activities:
Proceeds from sale of fixed assets	83,475	60,918
Purchase of fixed assets	(386,489)	(1,203,265)
Net cash used in investing activities	(303,014)	(1,142,347)

Cash flows from financing activities:
Proceeds from redemption of former partner interest	18,369	-
Proceeds from long-term borrowings	303,546	1,713,312
Payments on long-term borrowings	(233,926)	(111,098)
Net cash provided by financing activities	87,989	1,602,214

Net change in cash	(242,762)	1,046,590

Cash balance as of May 1	1,247,601	159,361

Change in comprehensive income (loss)	(92,261)	41,650

Cash balance as of April 30	$912,578	$1,247,601

Supplemental disclosure of non-cash financing activities:
Foreign currency translation adjustments	$(92,261)	$41,650

See Accompanying Notes to Consolidated Financial Statements

F-7

Red Mountain Ventures

Notes to Consolidated Financial Statements

April 30, 2017 and 2016
(US$)

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION

Red Mountain Ventures Limited Partnership together with its subsidiaries collectively referred to as “Partnership” “RMVLP” “Red Mountain Ventures” or “RED” was formed as a British Columbia limited partnership on May 14, 2004 in connection with the acquisition of the Red Mountain Ski Resort Inc. in Rossland, British Columbia, Canada. RMVLP is managed by its sole general partner, Red Mountain Ventures G.P. Ltd. RMVLP owns direct and indirect interest in the legal entities that carry on the business (the “Red Business”) of Red Mountain Ski Resort (the “Red Ski Resort”) and hold its real estate interest.

RMR Acquisition Corp. (“RMR”)

RMR, a wholly owned subsidiary of the Partnership, owns the real property comprising the RED Ski Resort and the office furniture and equipment located at the RED Business offices. RMR, directly or indirectly, through a number of subsidiaries and affiliates, has an ownership interest in certain real estate surrounding the RED Ski Resort.

Red Resort Limited Partnership

Red Resort Limited Partnership is a wholly owned subsidiary of RMR and operates the RED Ski Resort. Red Resort Limited Partnership owns the assets related to the mountain operations of the RED Ski Resort including buildings, lifts and associated equipment.

Leroi Acquisition Corp.

Leroi Acquisition Corp. is a wholly owned subsidiary of the Partnership and operates the RED retail and rental business at the RED Ski Resort.

Red Property Management Ltd.

Red Property Management Ltd. is a wholly owned subsidiary of RMR and provides reservations and property management services for approximately 60 privately owned condominiums rental units at the base of RED Mountain.

Other Non-Material Subsidiaries and Affiliates:

Hannah Creek Limited Partnership

This partnership owns certain property in Rossland, British Columbia, which was to be subdivided and developed into approximately 50 condominium units contained in two three-to-five story buildings and related infrastructure. RMR owns a 50% interest in this partnership and third party investors own the remaining 50% interest. This partnership is currently inactive.

Slalom Creek Limited Partnership

This partnership developed certain property located in the central base area of the RED Ski Resort into condominium units which have since been sold. RMR owns approximately a 46.5% interest in the partnership and third party investors own the remaining 53.5% interest. This partnership is inactive and is expected to be dissolved at some point in the future.

F-8

Red Development Co. Ltd.

Red Development Co. Ltd., a wholly-owned subsidiary of RMR, acts as general partner to Hannah Creek Limited Partnership and Slalom Creek Limited Partnership. In addition, Red Development Co. Ltd. provides research and investigative services to assist with feasibility analyses of potential future projects at RED Mountain, including further marketing of Caldera, the potential development of an 82-90 pillow youth hostel and the potential development of an additional 64 unit condominium project.

That Seventies Project Limited Partnership

This partnership beneficially owns and subdivided real property for sale near the base of the RED Ski Resort through its wholly-owned subsidiary That Seventies Project Development Ltd. The subdivided lots are marketed as the “Caldera” development. RMR owns a 50% interest in That Seventies Project Limited Partnership and third party investors own the remaining 50% interest.

Revenues are highly seasonal. The ski season generally runs from mid-December to early April. Red Property Management Ltd. operates year round but sees limited business between May and November. Leroi Acquisition Corp operates only during the ski season. Between May and November Red Resort Limited Partnership performs maintenance, completes capital projects and develops sales and marketing plans for the coming ski season.

The Partnership’s year-end is April 30.

The Partnership’s securities are not traded on any stock exchange in Canada and thus, Red Mountain Ventures is not subject to regulation by any Canadian stock exchange. The Partnership’s securities are also not registered under the United States Securities Act of 1933 nor are they traded on any securities or stock exchange in the United States. As a result, the Partnership is not presently subject to the reporting, certification or other requirements imposed on U.S. registered issuers under, among other things, U.S. Sarbanes-Oxley Act of 2002 (“SOX”). As a non reporting issuer designation under the Canadian securities laws, the Partnership is subject to limited reporting requirements – specifically related to the issuance of securities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the presentation of the accompanying consolidated financial statements follows:

Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and IFRS Interpretations Committee (IFRS IC) interpretations applicable to companies reporting under IFRS. The financial statements have been prepared in United States Dollars, under the historical cost convention. The accounts have been rounded to the nearest dollar.

In the opinion of management, all adjustments considered necessary for a fair presentation have been included.

The accompanying consolidated financial statements include the accounts of the Partnership and its aforementioned subsidiaries and entities under common ownership. All significant intercompany accounts and transactions have been eliminated in consolidation. The ownership interest in subsidiaries that are held by owners other than the Partnership are recorded as non-controlling interest and reported in our consolidated balance sheets within partnership interest. Losses attributed to the non-controlling interest and to the Partnership are reported separately in our consolidated statements of operations and other comprehensive income.

F-9

The accompanying consolidated financial statements have been prepared on a going concern basis which implies the Partnership will continue to meet its obligations for the next 12 months as of the date these financial statements are issued.

While management’s projected cash flows are forecasted to be sufficient to meet the Partnership’s obligations over the next 12 months, management believes it is prudent to continue its capital raising efforts in case its forecast is not achieved. Management’s plan to continue as a going concern includes raising capital in the form of debt or equity, increased gross profit from organic revenue growth and managing and reducing operating and overhead costs.

However, management cannot provide any assurances that the Partnership will be successful in accomplishing any of its plans. Management also cannot provide any assurance that unforeseen circumstances that could occur at any time within the next twelve months or thereafter will not increase the need for the Partnership to raise additional capital on an immediate basis.

However, based upon an evaluation of the Partnership’s continued growth trajectory, past success in raising capital and meetings its obligations as well as its plans for raising capital discussed above, management believes that the Partnership is a going concern.

Cash and cash equivalents

Cash and cash equivalents in the balance sheets is comprised of cash at bank and on hand. Cash and cash equivalents include cash at hand and short-term bank deposits with original maturities of three months or less, that are not restricted as to withdrawal or use, and are therefore considered to be cash equivalents.

Accounts receivable

Accounts receivable are generally unsecured. The Partnership establishes an allowance for doubtful accounts receivable based on the age of outstanding invoices and management’s evaluation of collectability. Accounts are written off after all reasonable collection efforts have been exhausted and management concludes that likelihood of collection is remote. Any future recoveries are applied against the allowance for doubtful accounts. As of April 30, 2017 and 2016, allowance for doubtful accounts was $0 and $0, respectively.

Inventory

Inventory consists primarily of purchased retail goods, food and beverage items and rental equipment. The Partnership’s inventory is stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses. Depreciation on assets is calculated using the diminishing balance method by applying the depreciation rate to the net book value of the asset, resulting in a diminishing annual charge. The cost/net book value is allocated over their estimated useful lives, as follows:

No. of years
Building	25
Trail improvement	12.5
Lifts and tows and snow infrastructure	16.7
Furniture, fittings & equipment	5
Vehicles	3.3

F-10

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within the profit and loss account.

Property under development

The Partnership capitalizes as real estate held for sale and investment the original land acquisition cost, direct construction and development costs, property taxes, interest recorded on costs related to real estate under development and other related costs. The Partnership records capitalized interest once construction activities commence and real estate deposits have been utilized in construction. Development costs are applied against sale proceeds on a square footage basis.

Goodwill and intangible assets

Goodwill arose on the acquisition of Red Mountain Resort Inc. in 2004 and subsequent amalgamation with RMR and consists of the excess of the purchase price of the shares over the net book value of the assets of Red Mountain Resort Inc. at the date of acquisition. The goodwill is attributed substantially to land value. The Partnership tests goodwill annually for impairment. The testing of impairment consists of a comparison of the estimated fair value of the assets with their net carrying value. The Partnership determined that there was no impairment to goodwill for the years ended April 30, 2017 and 2016.

Long-lived assets

The Partnership periodically reviews its long-lived assets, including identifiable intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Partnership recognizes an impairment loss when the sum of expected undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount. The amount of impairment is measured as the difference between the estimated fair value and the book value of the underlying asset. The Partnership does not believe any events or changes in circumstances indicating an impairment of the net carrying amount of a long-lived asset occurred during the years ended April 30, 2017 and 2016.

Capital leases contracts

Assets held under equipment lease agreements are capitalized in the balance sheet and are depreciated over their useful life. The corresponding purchase obligation is capitalized in the balance sheet as a liability. The interest element of the obligation is charged to the profit or loss account over the period of the contract and represents a constant proportion of the balance sheet capital repayments outstanding.

Convertible Debt

If the conversion features of conventional convertible debt provides for a rate of conversion that is below market value at issuance, this feature is characterized as a beneficial conversion feature (“BCF”). A BCF is recorded by the Partnership as a debt discount. In those circumstances, the convertible debt is recorded net of the discount related to the BCF, and the Partnership amortizes the discount to interest expense or equity (if the debt is due to a related party), over the life of the debt using the effective interest method.

Investment in Joint Ventures

The Partnership owns a 50% interest in That Seventies Project, a real estate development project, and has capitalized approximately $6.2 million and $ 6.8 million, in development assets as of April 30, 2017 and 2016, respectively.

F-11

The Partnership owns a 49.99% interest in the Hannah Creek Project, a real estate development project, and has capitalized approximately $1.7 million and $ 1.8 million, in development assets as of April 30, 2017 and 2016, respectively.

The Partnership owns a 46.49 % interest in the Slalom Creek and has not incurred and or capitalized any costs in connection with this venture. This entity is expected to be dissolved in the near future.

Foreign currencies

The functional currency of the Partnership is Canadian Dollar (CAD). The reporting currency of the financial statements is United States Dollars. Income and expenses for each statement of profit and loss shall be translated at an average exchange rate for the year. All assets and liabilities are translated at the rate of exchange ruling at the balance sheet date. Equity accounts are translated using historical exchange rates. All differences are taken to the other comprehensive income or loss.

The exchange rates used to translate amounts in CAD into USD for the purposes of preparing the consolidated financial statements were as follows:

Balance Sheets:

	April 30,	April 30,
	2017	2016

Period-end CAD: USD exchange rate	$0.732091	$0.796457

Statements of Operations:

	April 30,	April 30,
	2017	2016

Average Yearly CAD: USD exchange rate	$0.758864	$0.761472

Revenue recognition

Revenues are recognized in profit or loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Partnership and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Revenues are measured at the fair value of the consideration received less any trade discounts, volume rebates and returns.

Following are the specific revenue recognition criteria which must be met before revenue is recognized:

•	Lift revenue is derived from a wide variety of sources, including sale of lift tickets and season passes, and is recognized as services are performed. The Partnership records deferred revenue related to sale of season ski passes. The majority of season passes is sold from March 15 to April 30 each year for the following ski season and is recognized in the first month of the new fiscal year. Season pass revenues received from May 1 to March 15 are recognized when received.

•	Retail and rental revenue is derived from retail sales and equipment rentals business and is recognized as products are delivered or services are performed.

•	Property management revenue is derived from providing reservations and property management services for the privately owned condominium rental units and is recognized as services are performed.

•	Food and beverage revenue is derived from sale of food and beverage from three Partnership-owned restaurants and is recognized as products are delivered or services are performed.

F-12

•	Real estate revenue primarily includes the sale of condominium units and land parcels and is recorded primarily using the full accrual method and occurs only upon the following: (i) substantial completion of the entire development project, (ii) receipt of certificates of occupancy or temporary certificates of occupancy from local governmental agencies, if applicable, (iii) closing of the sales transaction including receipt of all, or substantially all, sales proceeds (including any deposits previously received) and (iv) transfer of ownership.

•	Other revenue primary includes ski school operations, KinderCare, locker rental, other on-mountain activities.

Advertising Expense

The Partnership expenses marketing, promotions and advertising costs as incurred. Such costs are included in selling and marketing expense in the accompanying consolidated statements of operations. Advertising costs were $ 23,635 and $ 26,955 for the years ended April 30, 2017 and 2016, respectively.

New standards, amendments and interpretations not yet adopted

The IASB and IFRIC have issued the following standards and with an effective date after the date of the financial statements and have not been applied in preparing these consolidated financial statements.

IFRS 15 – “Revenue from Contracts with Customers” - early adoption. As this is the first period of financial reporting for the group, management took the decision to adopt IFRS 15 early as it represented a major development in the recognition of revenue under International Financial Reporting Standards. Compared to IAS 18, Revenue and IAS 11, Construction Contracts and related interpretations, there was no material difference adopting IFRS 15 early. The standard is effective for annual periods beginning on or after January 1, 2017.

IFRS 16 Leases-IFRS 16 specifies how a Partnership will recognize, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. Lessors continue to classify leases as operating or finance, with IFRS 16’s approach to lessor accounting substantially unchanged from its predecessor, IAS 17. IFRS 16 will be applicable to annual reporting periods beginning on or after 1 January 2019.

Unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use. The carrying amount of an asset does not limit the estimation of probable future taxable profits. Estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences. An entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilization of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Partnership.

Comprehensive income

Comprehensive income is defined as the change in equity resulting from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from consolidated net earnings.

NOTE 3 – CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Partnership makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and assumptions are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

F-13

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the year of the change, if the change affects that year only, or in the year of the change and future years, if the change affects both.

Information about critical assumptions in applying accounting policies that have the most significant risk of causing material adjustment to the carrying amounts of assets and liabilities recognized in the consolidated financial statements within the next financial year are discussed below:

Taxation

The Limited Partnership accounts for income taxes in accordance with International Accounting Standard 12, Income Taxes (“IAS 12”).

•	Partnership

Partnership income, losses, assets, and liabilities are all attributable to the partners. As per the Canada Income Tax Act, partnerships do not file separate tax returns. The partnerships file annual “information returns” setting out their income and details of the partners who are entitled to that income. It is the partners who are required to pay income tax. The limited partnership is simply a flow-through entity. So: the net income of the partners (for income tax purposes) of a limited partnership is determined by figuring out the net income of the limited partnership.

To figure out the net income of the limited partnership, the Act states that it is treated as if it were a separate legal person: s. 96(1)(a). So first include income and deduct allowable expenses and other credits. Then, the limited partnership’s income will be attributed to the partners (usually as per the limited partnership agreement). Each partner must report their income or losses from the partnership and pay taxes accordingly: s. 96(1)(f).

•	Corporations

The Partnership owns a number of entities that are Corporation for tax purposes:

For such Corporations: Income tax expense is comprised of current and deferred income taxes. Current and deferred income taxes are recognized in profit and loss, except for income taxes relating to items recognized directly in equity or other comprehensive income.

Current income tax, if any, is the expected amount payable or receivable on the taxable income or loss for the period, calculated in accordance with applicable taxation laws and regulations, using income tax rates enacted or substantively enacted at the end of the reporting period and any adjustments to amounts payable or receivable relating to prior years.

Deferred income taxes are provided using the liability method based on temporary differences arising between the income tax base of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using income tax rates and income tax laws and regulations that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income taxes are recognized to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

F-14

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxing authority and the Company intends to settle its current tax assets and liabilities on a net basis.

The Partnership did not record any Corporation related Current or Deferred income tax, since by tax law it does not flow through to the Partnership level.

Fair Value of Financial Instruments

The Partnership measures its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., exit price) in an orderly transaction between market participants at the measurement date. Additionally, the Partnership is required to provide disclosure and categorize assets and liabilities measured at fair value into one of three different levels depending on the assumptions (i.e., inputs) used in the valuation. Level 1 provides the most reliable measure of fair value while Level 3 generally requires significant management judgment. Financial assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement. The fair value hierarchy is defined as follows:

Level 1 – Valuations are based on unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 – Valuations are based on quoted prices for similar assets or liabilities in active markets, or quoted prices in markets that are not active for which significant inputs are observable, either directly or indirectly.

Level 3 – Valuations are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management’s best estimate of what market participants would use in valuing the asset or liability at the measurement date.

The recorded amounts for cash and cash equivalents, receivables, other current assets and accounts payable and accrued liabilities approximate fair value due to their short-term nature.

NOTE 4 – CASH AND CASH EQUIVALENTS

	April 30, 2017	April 30, 2016
Cash in bank and on hand	$844,859	$1,173,929
Bank deposits for periods of three months or less	67,719	73,672
Total cash and cash equivalents	$912,578	$1,247,601

NOTE 5 – ACCOUNTS RECEIVABLE

Accounts receivable, net of allowances for sales returns and doubtful accounts, consisted of the following:

	April 30, 2017	April 30, 2016
Trade accounts receivables	$21,799	$3,311
Other receivables	310,871	27,493
Related party receivable	-	11,430
Less allowances	(-)	(-)
Total accounts receivable, net	$332,670	$42,234

During the years ended April 30, 2017 and 2016, the Partnership charged $0 and $0, respectively to bad debt expense in setting up an allowance.

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NOTE 6 – INVENTORY

Inventory consists primarily of purchased retail goods, food and beverage items and rental equipment. The Partnership’s inventory is stated at the lower of cost or net realizable value, determined using primarily an average weighted cost method. The carrying value of inventory consisted of the following:

	April 30, 2017	April 30, 2016
Retail goods	$93,346	$92,927
Food and beverage items	36,791	32,676
Rental equipment	106,508	98,311
Total inventory	$236,645	$223,914

NOTE 7 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

At April 30, 2017 and 2016, prepaid expenses consisted of the following:

	April 30, 2017	April 30, 2016
Prepaid expenses	$137,135	$33,225
Deposits	5,563	6,053
Total	$142,698	$39,278

NOTE 8 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment’s cost and accumulated depreciation consist of the following

				Fixtures
			Ski runs	and
Cost	Land	Building	and lifts	equipment	Total	Depreciation	NBV

At April 30, 2015	$427,382	$3,997,405	$8,400,872	$2,006,871	$14,832,530	$(4,529,311)	-
Additions	-	78,465	854,160	207,621	1,140,246	(694,421)	-
FX translation	(17,255)	(161,386)	(339,167)	(81,023)	(598,831)	182,861	-
At April 30, 2016	410,127	3,914,484	8,915,865	2,133,469	15,373,945	(5,040,871)	$10,333,075
Additions	-	14,369	257,135	13,068	284,572	(630,813)	-
FX translation	(33,145)	(316,351)	(720,539)	(172,417)	(1,242,452)	407,380	-
At April 30, 2017	$376,982	$3,612,502	$8,452,461	$1,974,120	$14,416,065	$(5,264,304)	$9,151,761

Included above are assets held under finance leases or capital leases contracts as follows:

	2017	2016
Net book values	$295,095	$322,365

Depreciation charge for the year	$66,882	$67,094

Management of the Partnership has reviewed its fixed assets for impairment as at April 30, 2017 and 2016 and has concluded that no events or changes in circumstances have occurred that would indicate the carrying value of its fixed assets would not be recoverable.

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NOTE 9 – PROPERTY UNDER DEVELOPMENT

Property under development includes costs directly related to construction and carrying charges during construction such as interest and property taxes. Development costs are applied against sale proceeds on a square footage basis. The acquisition of the Partnership in 2004 resulted in goodwill of approximately of approximately $4.3 million. Substantially all of the goodwill was attributed to the value of the real estate associated with the acquisition. As such, goodwill has been allocated to land development costs since inception and has been amortized on a pro rata basis as cost of sales related to sales of real estate. The balance of goodwill attributed to land and development costs were approximately $3.1 million and $3.1 million as of April 30, 2017 and 2016, respectively.

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

As of April 30, 2017 and 2016, accounts payable and accrued expenses consisted of the following:

	2017	2016

Trade payables	$256,528	$292,980
Accrued payroll	61,175	33,322
Accrued tax	98,870	81,752
Others	220,337	259,254
Total	$636,910	$667,308

NOTE 11 – DEFERRED REVENUE

As of April 30, 2017 and 2016, deferred revenue consisted of the following:

	2017	2016

Balance at the beginning of the year	$1,140,302	$585,916
Received during the year	-	578,041
Amortized during the year	(26,158)	-
Foreign currency translation	(92,154)	(23,655)
Balance at the end of the year	$1,021,990	$1,140,302

NOTE 12 – DEBT

The Partnership debt at April 30, 2017 and 2016 are as follows:

	2017	2016

Convertible debt (a)	$25,626,394	$23,785,597
Other long-term debt (b)	3,126,309	3,493,045
Total	28,752,703	27,278,642
Less: Current portion	-	-
Long-term portion	$28,752,703	$27,278,642

(a)	The convertible debt was obtained for the purpose of operation and development of the ski resort. The debt bears interest at 8% to 10% per annum, calculated and accrued annually and payable at maturity. All outstanding amounts under the facility are payable on April 18, 2019. The lender may convert the debt to Class C unit of Red Mountain Ventures Limited Partnership at the conversion price of $ CAD 8.86 (US $ 6.71) per Class C Unit. The convertible debt is secured by a first, fixed mortgage over all lands owned by the borrowers and by a general security interest over all property of the Partnership and related parties.

F-17

The Partnership’s convertible debt is denominated in both Canadian and US Dollars. Amounts denominated in US Dollars are converted to Canadian Dollars at the exchange rate in effect at the end of the year. See Note 18 regarding subsequent conversion of convertible debt on June 30, 2017.

(b)	Other long-term debt includes the following. The balance includes the outstanding principal and accrued interest.

	2017	2016

Western Economic Diversification, $732,091 (CAD $1,000,000), March 31, 2019	$470,029	$562,471
Community Future Development Corp, $292,836 (CAD $400,000), June 21, 2020, 6.7%	328,026	357,338
Community Future Development Corp, $1,098,137 (CAD $1,500,000), April 15, 2023, 6.7%	1,141,561	1,238,147
Community Future Development Corp, $ 878,509 (CAD $1,200,000), July 1, 2024, 6.7%	1,109,477	1,204,252
Community Future Development Corp, $51,246 (CAD $70,000), June 29, 2025, 6.7%	36,561	43,447
Community Future Development Corp, $292, 836 (CAD $400,000), July 1, 2021, 6.7%	40,655	87,390
Total	3,126,309	3,493,045
Less: Current portion	-	-
Long-term portion	$3,126,309	$3,493,045

The interest expenses for the debts were approximately $3,761,000 and $2,609,000 for the year ended April 30, 2017 and 2016, respectively.

NOTE 13 – FINANCE LEASE

The Partnership’s finance lease at April 30, 2017 and 2016 are as follows:

	2017	2016

TechnoAlpin-V3 lance	$-	$54,727
TechnoAlpin-2xT40 snow guns	37,485	43,920
TechnoAlpin-4xT40 snow guns	29,008	83,977
Stikum-Server	14,014	26,542
Stikum-Phone system	10,856	15,800
Total	91,363	224,966
Less: Current portion	(66,493)	-
Long-term portion	$24,870	$224,966

The interest expenses for the finance lease were approximately $15,000 and $17,000 for the year ended April 30, 2017 and 2016, respectively.

NOTE 14 - TAXATION

No deferred tax asset in respect of corporation level tax losses has been recognized given the uncertainty over the timing of future profits against which they can be offset. Partnership management believes it is more likely than not that any such losses will not be recognized by the Partnership. As of April 30, 2017, if the Partnership had recorded a future benefit for income taxes, the amount would have totaled approximately $5.4 million.

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NOTE 15 – RELATED PARTY TRANSACTIONS

Value Power, the Partnership’s largest unit holder is 63.1% owned by the Juice Trust to which the Partnership has issued convertible debt in the amount of approximately $22,177,000 and $20,530,000 at April 30, 2017 and 2016, respectively. As of June 30, 2017, all of the Juice Trust convertible debt has been converted to equity.

NOTE 16 - COMMITMENTS AND CONTINGENCIES

Litigation

Management of the Partnership is currently not aware of any legal proceedings that management believes will have, individually or in the aggregate, a material adverse effect on the Partnership’s business, financial condition or operating results.

The Partnership is involved in two lawsuits as plaintiffs. In the first lawsuit, the Partnership filed claims against the manufacturer of the Grey Mountain Chairlift and certain parties involved in the installation of the chairlift, for alleged faulty engineering and installation that required significant reconstruction and repairs in 2015. The Partnership also has filed a construction defect lawsuit against the contractor and certain other parties involved in constructing a retaining wall on the property. Management of the Partnership does no view either of these lawsuits as material to the Partnership’s business, financial condition or operating results.

NOTE 17 – PARTNERSHIP CAPITAL

The issued capital of the Partnership as of April 30, 2017 was 1,423,608 class A units and 1,693,250 class B units. As of April 30, 2017, no Class C units were issued. On June 29, 2017, the Partnership Agreement governing the Partnership was amended to create Class D units and Class C2 units.

The class A unit holders do not receive any preferential distribution or profit and loss allocations.

Subject to prior right to return of capital and preferential distribution of the Class D, C and C2 units, the Class B unit holders will receive distributions on a pro rata basis until each has received an amount equal to 100% of its capital contribution. Class B units holders are also entitled to the first right of refusal for any new issuances of class B units.

NOTE 18 - OPERATING LEASE

The Partnership entered into lease contracts with Britco for the lease of temporary buildings. The contracts are for 12 months and renew annually. Operating lease expenses were $ 235,695 and $ 276,907 for the years ended April 30, 2017 and 2016, respectively. There are no minimum payments for the contracts.

NOTE 19 – EVENTS AFTER THE REPORTING PERIOD

Effective on June 30, 2017, the total outstanding principal balance of the Juice Trust convertible debt and promissory notes and the Woods Family Trust convertible debt of approximately $17 million in the aggregate owed by RMR to such lenders was converted by the lenders to Class C units of the Partnership at conversion price of CAD $ 8.86 (USD $ 6.71) per Class C unit. Class C2 units were also issued to the Juice Trust and the Woods Family Trust at that time. The Class C and C2 units are subordinate in priority to Class D units in respect of repayment of capital.

The Partnership is engaging in an offering pursuant to Canadian securities laws and under Regulation A of the United States Securities Act of 1933, of up to 1,000,000 Class D Units of the Partnership for USD $ 10.00 (US investors) CAD $10.00 (Canadian investors) per Class D Unit. The maximum amount that may be raised in the aggregate, in this offerings, is CDN$10,000,000 (US $8,000,000).

Management evaluated all activities of the Partnership through the issuance date of the Partnership’s consolidated financial statements and concluded that no other subsequent events have occurred that would require adjustments or disclosures into the consolidated financial statements.

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